Filed Pursuant to Rule 424(b)(4)
Registration No. 333-129787
PROSPECTUS
2,000,000 Shares
Common Stock

         We are offering for sale 2,000,000 shares of our common stock, no par value. The public offering price is $16.00 per share.
      Our common stock is currently quoted and traded on the Nasdaq National Market under the symbol “GBTS.” The last reported sales price of our common stock on the Nasdaq National Market on December 15, 2005 was $16.56 per share.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 to read about factors you should consider before you make your investment decision.

	Per
	Share	Total

Public offering price	$16.00	$32,000,000
Underwriting discount	$0.96	$1,920,000
Proceeds to us, before expenses	$15.04	$30,080,000
      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory agency has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
      These securities are not savings accounts, deposits or obligations of our banking subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Bank Insurance Fund, Savings Association Insurance Fund, or any other governmental agency.
      We have granted the underwriter an option to purchase up to an additional 300,000 shares of common stock to cover over-allotments, if any. The underwriter can exercise this option at any time within 30 days after the offering.
      The underwriter expects to deliver the shares to purchasers on or about December 21, 2005.

Keefe, Bruyette & Woods
The date of this prospectus is December 15, 2005.

ABOUT THIS PROSPECTUS
      You should only rely on the information contained in this document or incorporated by reference in this prospectus. See “Documents Incorporated by Reference.” We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of our shares of common stock.
      In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the North Carolina and Virginia market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.
      As used in this prospectus, the terms “we,” “us,” “our,” “Gateway” and “Company” refer to Gateway Financial Holdings, Inc. and its subsidiaries on a consolidated basis (unless the context indicates another meaning). The term “bank” refers to our principal operating subsidiary, Gateway Bank & Trust Co. (unless the context indicates another meaning).

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SUMMARY
      This summary highlights specific information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included in or incorporated by reference in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the documents incorporated by reference. Unless otherwise indicated, the information in this prospectus assumes that the underwriter will not exercise its option to purchase additional common stock to cover over-allotments. For more information regarding the over-allotment option, see “Underwriting.”
Our Company
      We are a financial holding company headquartered in Elizabeth City, North Carolina. Through our wholly-owned subsidiary, Gateway Bank & Trust Co., we operate 18 banking offices, located in the Greater Metropolitan Hampton Roads area of Virginia and in Northeastern North Carolina, including the Outer Banks, as indicated on the map on the inside front cover of this prospectus. The bank offers a range of lending services, including real estate, consumer and commercial loans to small- and medium-sized businesses, professionals and individuals located in our markets. We complement our lending operations with an array of deposit products, including checking, savings, money market accounts and certificates of deposit. The bank has two wholly-owned subsidiaries, Gateway Investment Services, Inc., whose principal activity is to engage in brokerage services as an agent for non-bank investment products and services, and Gateway Insurance Services, Inc., an independent insurance agency with offices in Edenton, Hertford, Elizabeth City, Moyock, Plymouth and Kitty Hawk, North Carolina. A significant part of our business plan is to expand our customer relationships by offering our customers the choice of insurance and investment products through our bank’s subsidiaries. We believe that by offering our customers personalized service and the breadth of products typically found at larger institutions, we can compete effectively as we expand both within our existing markets and into new markets.
      The bank began operations on December 1, 1998 and, effective October 1, 2001, became our wholly-owned subsidiary upon completion of our reorganization into a financial holding company. Substantially all of our management team has been in place since the bank began operations. In October 2004, we completed an acquisition of three bank branches, which added approximately $126.9 million in deposits. From December 31, 2001 to September 30, 2005, we have:

•	increased our total consolidated assets from approximately $160.8 million to approximately $740.3 million;

•	increased our total consolidated deposits from approximately $115.7 million to approximately $588.1 million;

•	increased our total consolidated net loans from approximately $105.8 million to approximately $584.9 million;

•	expanded our branch network from 4 locations to 18 locations; and

•	successfully integrated the acquisitions of our banking and insurance agency offices.
      We have been able to achieve this significant growth without sacrificing credit quality. Our ratio of non-performing assets to total assets was 0.09% as of December 31, 2004 and 0.01% as of September 30, 2005. Our ratio of net charge-offs to average loans (annualized) was 0.01% for both the year ended December 31, 2004 and the nine months ended September 30, 2005. Through September 30, 2005, the cumulative amount of net charge-offs has been approximately $523,000.
      At September 30, 2005, we had total consolidated assets of approximately $740.3 million, total consolidated deposits of approximately $588.1 million, total consolidated net loans of approximately $584.9 million and total consolidated shareholders’ equity of approximately $67.2 million. Additional information about us is included in this prospectus and in documents incorporated by reference in this prospectus. See “Business,” “Where You Can Find Additional Information” and “Documents Incorporated by Reference.”
Market Area and Growth Strategy
      We currently conduct business through 18 banking offices in Elizabeth City (3), Edenton, Kitty Hawk, Nags Head, Moyock, Plymouth and Roper, North Carolina, and in Virginia Beach (5), Chesapeake (2), Suffolk and Emporia, Virginia. The bank also provides insurance products through eight offices of its independent insurance agency subsidiary, Gateway Insurance Services, Inc., and brokerage services through four offices of its Gateway Investment Services, Inc. subsidiary.
      Our current market area consists of four geographic regions, each with its own President, including: (1) the Greater Metropolitan Hampton Roads area of Virginia; (2) the geographically contiguous Northeastern coastal region of North Carolina, including the Outer Banks; (3) Southeastern North Carolina (including Wilmington); and (4) Central North Carolina (including Raleigh). The Greater Metropolitan Hampton Roads area, which includes the cities of Norfolk, Virginia Beach, Suffolk and Chesapeake, is the second largest urban concentration in the southern United States with a 2004 population, estimated by the U.S. Census Bureau, of over 1.6 million. Additionally, Virginia Beach is the largest city, as measured by population, in the Commonwealth of Virginia. The Northeastern coastal region of North Carolina is a bedroom community for the Greater Metropolitan Hampton Roads area and the Outer Banks includes such prime vacation areas as Corolla, Duck, Kitty Hawk, Kill Devil Hills, Manteo, Nags Head, and Southern Shores. According to Environmental Systems Research Institute, Inc. (“ESRI”), a leading national demographic forecaster, the projected population growth from 2005 to 2010 in our banking markets (deposit-weighted by metropolitan statistical area, or MSA) is 7.8% compared to 6.3% for the entire United States. Based upon data from the Federal Deposit Insurance Corporation as of June 30, 2005, our bank’s total deposits ranked 4th among financial institutions in our markets of operation (as defined by zip code), representing approximately 9.1% of the total deposits in those markets.
      We emphasize personalized service, access to decision makers, and a quick turn around time on lending decisions. Our slogan is “Real People ... Real Solutions.” We have a management team with extensive experience in our local markets. We intend to leverage the core relationships we build by providing a variety of services to our customers. With that focus, we target:

•	Small- and medium-sized businesses;

•	Professionals and middle managers of locally based companies;

•	Residential real estate developers; and

•	Individual consumers.
      We believe that these segments are the most under-served by local branches of regional and super-regional financial institutions. We also intend to continue to diversify our revenue in order to continue to generate significant non-interest income. We presently offer investment brokerage and insurance services, and we originate mortgage loans for sale in the secondary market. Our non-interest income represented 23.0% of our total revenue for the year ended December 31, 2004 and 17.4% for the nine months ended September 30, 2005. We believe that the profitability of these added businesses and services, not just the revenue generated, is critical to our success. The non-bank businesses represent approximately 20.0% of net income for the year ended December 31, 2004, and 17.8% for the nine months ended September 30, 2005.
      We believe that economic growth and bank consolidation have created a growing number of businesses and consumers in need of high quality banking and other financial services delivered with personalized attention. Consolidation in the banking market has dislocated experienced and talented management and lending personnel. As a result, we believe we have a substantial opportunity to attract experienced management, loan officers and banking customers both within our current markets and other markets in which we might expand in Virginia and North Carolina. Our business plan is to capitalize on this opportunity by developing a branch network in growing areas within Virginia and North Carolina where we can hire experienced bankers with a loyal following of deposit and loan customers. Our plan has been to start new branches after we have identified either an experienced banker who will have responsibility for that market or an existing office in a location with favorable growth characteristics that is being sold by another bank. We believe that it takes a combination of an attractive location and experienced, talented people to be successful in expanding our franchise. We intend to build upon existing relationships and create new relationships and new markets by de novo expansion, further branch acquisitions, or potential whole bank acquisitions that make strategic and economic sense.
      We intend to achieve our primary goal of maximizing long-term returns to shareholders by focusing on the following objectives:

•	Emphasize relationship banking. We have been successful in building client relationships because our regional model enables us to deliver products and services that are comparable to that of our largest competitors and high customer service levels that are most commonly associated with a community bank. Each of the bank’s four regions has its own President whose knowledge of the region, presence in the community and ability to make prompt credit decisions, strengthens our ability to develop local relationships. We typically render commercial loan decisions within 48 hours and retail loans within an hour. Localized decision making and personalized customer service form the core of our relationship banking strategy, and we plan to maintain this approach as we continue to grow in both our existing markets and additional markets.

•	Grow organically in our existing markets. Our markets have been subject to significant bank consolidation. We believe there is a large customer base in our markets that prefers doing business with a local institution and may be dissatisfied with the service received from larger regional and super-regional banks. By providing our customers with personalized service and a big bank product suite, we expect to continue our strong growth. We believe the success of our strategy is evidenced by the growth of our deposits from approximately $115.7 million at December 31, 2001 to approximately $588.1 million at September 30, 2005, and net loans, which increased from approximately $105.8 million at December 31, 2001 to approximately $584.9 million at September 30, 2005.

•	Expand franchise in high growth markets. We will actively consider both acquisitions and de novo branching opportunities in existing and new market areas. Since December 31, 2001, we have successfully integrated four acquired branches and have opened ten de novo branches. We are focused on markets in eastern Virginia and eastern North Carolina that possess favorable growth characteristics and in which we have identified experienced bankers to help execute our strategy. For example, we have currently targeted the MSAs of Raleigh and Wilmington, North Carolina. According to ESRI, the MSA of Raleigh has a projected population growth of 15.8% from 2005 to 2010 while the MSA of Wilmington has a projected population growth of 12.3% from 2005 to 2010. We have received regulatory approval for two more de novo branches, which we intend to open in late 2005 or early 2006. Additionally, we currently intend to open five new branches in 2006.

•	Grow insurance agency through acquisitions. Our independent insurance agency was created through the acquisition and integration of three independent insurance agencies. Since December 31, 2001, we have successfully integrated the further acquisitions of an insurance agency, the Outer Banks business of another insurance agency, and an insurance premium finance agency. We will actively consider acquisitions in both our existing market areas and in other growing markets in eastern Virginia and eastern North Carolina that have favorable market demographics for our insurance agency subsidiary.

•	Improve our core profitability. We believe as we grow our franchise we will be able to take advantage of the economies of scale typically realized by larger organizations. As our branch network matures and the pace of our expansion slows, our profitability should improve. We believe the investments we have made in our branch network and technology infrastructure are sufficient to support a much larger organization, and therefore believe increases in our expense base going forward should be lower than our proportional increase in assets and revenues.

•	Continue our disciplined execution. We believe our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Despite our growth, we have consistently maintained strong asset quality. We believe our strong asset quality is the result of conservative underwriting standards, experienced loan officers and the strength of the local economies in which we operate. At September 30, 2005, our non-performing assets as a percentage of total assets were 0.01%, and our ratio of net charge-offs to average loans (annualized) was 0.01% for the nine months ended September 30, 2005. Our year-end non-performing assets as a percentage of total assets have not exceeded 0.67% in any of the past five years.
Recent Developments
      Special meeting of the shareholders. On October 24, 2005, our Board of Directors approved an amendment to our Articles of Incorporation to increase the authorized number of shares of common stock from 10,000,000 to 20,000,000. Our shareholders approved the amendment at a special meeting of the shareholders on December 9, 2005. As of October 31, 2005, the record date for the special meeting, 7,467,116 of the authorized shares of common stock were outstanding and 1,241,790 of the authorized shares of common stock are reserved for issuance under our stock option and omnibus incentive plans, leaving 1,291,044 shares of common stock available for issuance. Approval of the amendment enables us to complete the offering of shares of common stock contemplated by this prospectus.
      Federal Reserve Board application. On December 5, 2005, the Federal Reserve Board approved our application to acquire direct ownership and control of up to 9.9% of the common stock of Commonwealth Bankshares, Inc., which is headquartered in Norfolk, Virginia. We intend to acquire such shares either through open market or private transactions for investment purposes. We have estimated that we will need approximately $5.0 million in additional capital to fund the acquisition of the Commonwealth shares based upon current market prices. We may use some of the net proceeds to us from the sale of the common stock offered by this prospectus for that purpose. As of December 15, 2005, we held 205,562 shares of common stock of Commonwealth, representing approximately 5.1% of their 4,056,415 reported shares of common stock outstanding as of September 30, 2005.
Corporate Information
      Our principal executive office is located at 1145 North Road Street, Elizabeth City, North Carolina 27909 and our telephone number is (252) 334-1511. Our material business activities are conducted primarily through the bank, which is a member of the Federal Reserve System and the Federal Home Loan Bank of Atlanta. The bank’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. Our website is www.gatewaybankandtrust.com. Information on the website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common Stock Offered	2,000,000 shares (2,300,000 shares if the underwriter exercises its over-allotment option in full)

Common Stock Outstanding After This Offering(1)	9,459,881 shares (9,759,881 shares if the underwriter exercises its over-allotment option in full)

Net Proceeds	The net proceeds of this offering will be approximately $29,720,000 (after deducting underwriting discounts and commissions and offering expenses payable by us) based on the public offering price of $16.00 per share. The amount of net proceeds will be higher if the underwriter exercises its over-allotment option. (See “Use of Proceeds.”)

Use of Proceeds	We intend to use the net proceeds of this offering to fund continued expansion of our franchise and for general corporate purposes, which may include, among other things, our working capital needs and investments in our subsidiary bank to support our growth. Additionally, we may use a portion of the net proceeds to finance possible acquisitions of or investments in bank or permissible non-bank entities, including additional insurance agencies, although we have no current agreements with respect to any acquisitions. (See “Use of Proceeds.”)

Dividend Policy	We paid a cash dividend on November 15, 2005 of $0.03 per share of common stock, or $0.12 per share on an annualized basis. We intend to continue paying dividends, but our payment of dividends in the future will depend on a number of factors. We cannot assure you that we will continue to pay dividends or that the amount of dividends we pay will not be reduced in the future. (See “Price Range of Our Common Stock and Dividend Information.”)

Nasdaq National Market symbol	GBTS

Risk Factors	In addition to general investment risks, purchasing our common stock in this offering will involve other specific investment considerations related to us and our business. Those matters are described in this prospectus under the heading “Risk Factors.” You should carefully review and consider those risks before you purchase any shares.

(1)	The number of shares to be outstanding after the offering is based on the number of shares outstanding as of September 30, 2005 and does not include 1,213,790 shares of common stock issuable upon exercise of options outstanding as of September 30, 2005 at a weighted average exercise price of $11.40 per share. If exercised, the shares represented by these options would represent approximately 14.0% of our issued and outstanding common stock. After giving effect to the sale of 2,000,000 shares pursuant to this offering, the shares represented by these options would represent approximately 11.3% of our issued and outstanding common stock (or approximately 11.1% if the underwriter exercises its over-allotment option in full).

Summary Consolidated Financial Data
      You should read the following summary consolidated financial data with our consolidated financial statements and notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The information at and for the years ended December 31, 2000 through 2004 is derived in part from, and should be read together with, our audited consolidated financial statements and notes thereto incorporated by reference into this prospectus. The information at and for the nine months ended September 30, 2004 and 2005 is unaudited. However, in the opinion of our management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The operating data for the nine months ended September 30, 2005 are not necessarily indicative of the results that might be expected for the year.

	At and for the
	Nine Months Ended
	September 30,				At and for the Year Ended December 31,

	2005		2004		2004	2003	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except per share data)
SUMMARY OF OPERATIONS:
Total interest income	$27,136		$13,439		$19,632	$13,486	$10,311	$9,125	$6,181
Total interest expense	10,914		4,505		6,691	5,341	4,819	5,059	3,457

Net interest income	16,222		8,934		12,941	8,145	5,492	4,066	2,724
Provision for loan losses	1,450		975		1,425	1,200	480	440	482

Net interest income after provision for loan losses	14,772		7,959		11,516	6,945	5,012	3,626	2,242
Non-interest income	5,731		4,165		5,857	4,485	2,826	2,420	1,341
Non-interest expense	16,449		10,261		14,653	10,230	7,211	5,499	4,655

Income (loss) before income taxes	4,054		1,863		2,720	1,200	627	547	(1,072)
Income taxes	1,335		492		710	—	—	—	—

Net income (loss)	$2,719		$1,371		$2,010	$1,200	$627	$547	$(1,072)

PER COMMON SHARE DATA:(1)
Basic earnings per share	$0.37		$0.32		$0.41	$0.31	$0.17	$0.19	$(0.62)
Diluted earnings per share	0.35		0.28		0.37	0.30	0.17	0.19	(0.62)
Book value per share	9.01		7.53		8.78	6.83	6.57	6.31	6.21
Tangible book value per share(2)	7.60		6.78		7.33	5.85	5.95	5.67	5.33
Dividends per share(3)	0.06		—		0.02	—	—	—	—
Actual shares outstanding	7,459,881		5,201,115		7,324,980	3,658,511	3,645,535	3,645,577	2,163,511
Diluted weighted average shares outstanding	7,717,988		4,819,412		5,370,973	3,993,907	3,653,594	2,922,122	1,737,914
BALANCE SHEET DATA:
Assets	$740,279		$412,150		$535,728	$314,826	$231,053	$160,832	$110,694
Total loans, net	584,877		327,809		377,793	228,981	159,767	105,805	74,893
Total deposits	588,058		294,256		406,259	238,452	174,663	115,717	90,293
Borrowings	83,667		77,800		63,926	50,000	31,401	21,300	6,500
Stockholders’ equity	67,193		39,143		64,318	24,971	23,968	22,998	13,441
Goodwill	7,473		3,343		7,473	2,975	1,941	1,941	1,467
Core deposit intangible (CDI)	3,003		547		3,169	607	349	398	447
SELECTED FINANCIAL RATIOS:
Return on average assets	0.57	% (4)	0.49	% (4)	0.49%	0.43%	0.32%	0.41%	(1.33)%
Return on average equity	5.56	(4)	5.87	(4)	5.12	4.93	2.58	2.96	(9.76)
Dividend payout	16.22		—		4.88	—	—	—	—
Efficiency(5)	74.93		78.33		77.95	81.00	86.69	84.78	114.51
Net interest margin(6)	3.77		3.59		3.59	3.24	3.09	3.32	3.78
Net interest spread(7)	3.42		3.35		3.33	2.98	2.68	2.66	3.07

	At and for the
	Nine Months Ended
	September 30,				At and for the Year Ended December 31,

	2005		2004		2004	2003	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except per share data)
CAPITAL RATIOS:
Tangible equity to tangible assets(2)	7.77%		8.63%		10.22%	6.87%	9.48%	13.03%	10.60%
Leverage ratio	10.22		11.91		13.89	9.33	9.71	13.74	11.31
Tier 1 risk-based capital ratio	11.58		13.64		16.41	11.59	11.57	16.72	14.44
Total risk-based capital ratio	12.47		15.28		17.40	12.68	12.51	17.89	15.71
ASSET QUALITY RATIOS:
Net charge-offs (recoveries) to average loans	0.01	% (4)	0.03	% (4)	0.01%	0.11%	0.15%	0.04%	0.01%
Allowance to period end loans	0.94		1.14		1.09	1.19	1.07	1.34	1.35
Allowance for loan losses to non-performing assets	7,318.42		1,303.44		849.59	228.02	129.59	623.91	—
Non-performing assets to total assets(8)	0.01		0.07		0.09	0.38	0.67	0.14	0.00
OTHER DATA:
Banking locations	18		12		16	10	7	4	4
Full-time equivalent employees	225		158		191	123	96	69	53

(1)	Reflects the effects of the 11-for-10 stock split occurring during 2005, 21-for-20 stock split occurring during 2004, 21-for-20 stock split occurring during 2003 and 11-for-10 stock split occurring during 2002.

(2)	These measures are non-GAAP measures. See the reconciliation table below. Tangible assets are assets less intangibles. Tangible equity is equity less intangibles.

(3)	Our board declared our initial quarterly cash dividend of $0.02 per share paid on November 15, 2004 to shareholders of record on October 1, 2004. During 2005 we paid $0.02 per share the first three quarters and $0.03 per share for the fourth quarter. While we intend to pay quarterly cash dividends in the future, the amount and payment of future cash dividends will be determined by our board after consideration of our earnings, financial condition, business projections, compliance with applicable statutory and regulatory requirements, general business conditions and other pertinent factors. No assurance can be given that we will continue to pay quarterly cash dividends.

(4)	These ratios for the nine months ended September 30, 2005 and 2004 are annualized.

(5)	Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.

(6)	Net interest margin is net interest income divided by average interest-earning assets.

(7)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(8)	Nonperforming assets consist of nonaccrual loans, restructured loans, and real estate owned, where applicable.
GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures
      Certain financial information included in our discussion of recent developments, summary consolidated financial data and selected consolidated financial data is determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “tangible book value per share” and “tangible equity to tangible assets.” Our management uses these non-GAAP measures in its analysis of our performance.

•	“Tangible book value per share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of the company. For companies such as ours that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to such transactions.

•	“Tangible equity to tangible assets” is defined as total equity reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets. This measure is important to many investors that are interested in the equity to asset ratio exclusive of the effect of changes in intangible assets on equity and total assets.
      These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	At and for the
	Nine Months
	Ended
	September 30,		At and for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
Book value per common share	$9.01	$7.53	$8.78	$6.83	$6.57	$6.31	$6.21
Effect of intangible assets per share	1.41	0.75	1.45	0.98	0.62	0.64	0.88

Tangible book value per share	$7.60	$6.78	$7.33	$5.85	$5.95	$5.67	$5.33

Equity to assets	9.08%	9.50%	12.01%	7.93%	10.37%	14.30%	12.14%
Effect of intangible assets	1.31	0.87	1.79	1.06	0.89	1.27	1.54

Tangible equity to tangible assets	7.77%	8.63%	10.22%	6.87%	9.48%	13.03%	10.60%

RISK FACTORS
      An investment in our common stock involves risks. You should carefully consider the risks described below in conjunction with the other information in this prospectus and information incorporated by reference in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks or other risks which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.
Risks Related to Our Business

Our business strategy includes the continuation of significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.
      We intend to continue pursuing a significant growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.
      Our ability to successfully grow will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

Our business is subject to the success of the local economies where we operate.
      Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in our specific market area could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.
      Any adverse market or economic conditions in Virginia and North Carolina may disproportionately increase the risk that our borrowers will be unable to make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in Virginia and North Carolina could adversely affect the value of our assets, our revenues, results of operations and financial condition.

We may face risks with respect to future expansion.
      As a strategy, we have sought to increase the size of our franchise by aggressively pursuing business development opportunities, and we have grown rapidly since our incorporation. We have purchased a number of banking offices of other financial institutions as a part of that strategy and have acquired a number of insurance agencies. We may acquire other financial institutions and insurance agencies or parts of those entities in the future. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target entity may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the introduction of new products and services into our business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.
      We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock, and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future mergers or acquisition, our integration efforts will be successful or our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

If the value of real estate in our core market areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.
      With most of our loans concentrated in the Greater Metropolitan Hampton Roads area of Virginia and the geographically contiguous Northeastern coastal region of North Carolina, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.
      In addition to the financial strength and cash flow characteristics of the borrower in each case, the bank often secure loans with real estate collateral. At September 30, 2005, approximately 83% of the bank’s loans have real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

An inadequate allowance for loan losses would reduce our earnings and capital.
      Our loan losses could exceed the allowance for loan losses we have set aside. Our average loan size continues to increase. Reliance on historic loan loss experience may not be indicative of future loan losses. Approximately 74.7% of our loan portfolio is composed of construction, commercial mortgage and commercial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria we utilize, losses may be experienced as a result of various factors beyond our control, including, among other things, changes in market conditions affecting the value of our loan collateral and problems affecting the credit of our borrowers.
      Management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require the bank to increase the allowance for loan losses as a part of their examination process, the bank’s earnings and capital could be significantly and adversely affected.

A significant part of our loan portfolio is unseasoned.
      From the beginning of 2004 until September 30, 2005, our loan portfolio has grown by approximately $359 million. It is difficult to assess the future performance of this part of our loan portfolio due to the recent origination of these loans. Industry experience shows that it takes several years for loan difficulties to become apparent. We can give no assurance that these loans will not become non-performing or delinquent, which could adversely affect our future performance.

Our reliance on time deposits, including out-of-market certificates of deposit, as a source of funds for loans and our other liquidity needs could have an adverse effect on our operating results.
      Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, our loan demand has exceeded the rate at which we have been able to build core deposits so we have relied heavily on time deposits, including out-of-market certificates of deposit, as a source of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits or to keep or replace them as they mature would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on our interest margin and operating results.

The building of market share through our de novo branching strategy could cause our expenses to increase faster than our revenues.
      We intend to continue to build market share through our de novo branching strategy. We have regulatory approval to open two new branches, which we intend to do by the end of 2005 or in early 2006. In addition, we currently intend to open five additional new branches in 2006. There are considerable costs involved in opening branches. New branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, our new branches can be expected to negatively impact our earnings for some period of time until the branches reach certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of our new branches. Finally, we have no assurance our new branches will be successful even after they have been established.

Our recent results may not be indicative of our future results.
      We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong residential mortgage market, or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.
      We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Our last stock offering closed in October 2004 and we are undertaking this offering to support our continued growth. We may at some point need to again raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

We may be adversely affected by interest rate changes.
      Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. Net interest income is the difference between income from interest-earning assets, such as loans, and the expense of interest-bearing liabilities, such as deposits and our borrowings, including our outstanding junior subordinated debentures. We may not be able to effectively manage changes in what we charge as interest on our earning assets and the expense we must pay on interest-bearing liabilities, which may significantly reduce our earnings. The Federal Reserve has made significant changes in interest rates during the last few years. Since rates charged on loans often tend to react to market conditions faster than do rates paid on deposit accounts, these rate changes may have a negative impact on our earnings until we can make appropriate adjustments in our deposit rates. In addition, there are costs associated with our risk management techniques, and these costs could be material. Fluctuations in interest rates are not predictable or controllable and, therefore, there can be no assurances of our ability to continue to maintain a consistent positive spread between the interest earned on our earning assets and the interest paid on our interest-bearing liabilities.

Our operations and customers might be affected by the occurrence of a natural disaster or other catastrophic event in our market area.
      Because substantially all of our loans are with customers and businesses located in the coastal portions of Virginia and North Carolina, catastrophic events, including natural disasters, such as hurricanes which historically have struck the east coast of the United States with some regularity, or terrorist attacks, could disrupt our operations. Any of these natural disasters or other catastrophic events could have a negative impact on most or all of our offices and customer base, as well as the strength of our loan portfolio. Even though we carry business interruption insurance policies, make contingency plans and typically have provisions in our contracts that protect us in certain events, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. Any natural disaster or catastrophic event affecting us could have a significant negative impact on our operations.

Competition from financial institutions and other financial service providers may adversely affect our profitability.
      The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.
      We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will be successful.

We are subject to extensive regulation that could limit or restrict our activities.
      We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.
      The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank and financial holding companies, our cost of compliance could adversely affect our ability to operate profitably.
      The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we may experience greater compliance costs.

Our directors and executive officers own a significant portion of our common stock
      Our directors and executive officers, as a group, beneficially owned approximately 16.0% of our outstanding common stock as of September 30, 2005 (23.9% upon the exercise of outstanding vested options). As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

Our continued success is dependent upon the services of our management team.
      Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives. We believe that our continued growth and future results will depend in part upon our attracting and retaining highly skilled and qualified management and sales and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. We also cannot guarantee that members of our executive management team will remain with us. Our Chief Financial Officer, who had served in that capacity since the opening of the bank, voluntarily submitted his resignation to terminate his employment with us, effective November 10, 2005, in order to pursue other business interests. We are currently seeking to replace him. There is no assurance our search for a replacement will be successful. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in this offering.
      We may not be able to immediately deploy all of the capital raised in this offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.
Risks Related to An Investment in Our Common Stock

Our future capital needs could result in dilution of your investment.
      Our board of directors may determine from time to time there is a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would likely dilute the ownership interests of the investors in this offering and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

The trading volume in our common stock is low and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.
      The average daily trading volume of our shares on The Nasdaq National Market for the three months ended October 31, 2005 was approximately 6,800 shares. Lightly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.
      We cannot predict the effect, if any, that future sales of our common stock in the market, or availability of shares of our common stock for sale in the market, will have on the market price of our common stock. We therefore can give no assurance that sales of substantial amounts of our common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our ability to raise capital through sales of our common stock. Upon completion of this offering, we expect to have approximately 9,459,881 shares of common stock outstanding (or 9,759,881 shares of common stock outstanding if the underwriter exercises its overallotment option in full).

The market price of our common stock may decline after the stock offering.
      The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in this offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in this offering will be able to sell shares after this offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

We have broad discretion in using the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits.
      We intend to use the net proceeds of this offering to provide additional capital to our bank subsidiary to support asset growth, for bank, branch or insurance agency acquisitions and for other general corporate purposes. We have not allocated specific amounts of the net proceeds to specific purposes, and will have significant flexibility in determining our applications of the net proceeds. Our failure to apply these funds effectively could reduce our ability to earn profits.

Our ability to pay dividends is limited and we may be unable to pay future dividends.
      Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of our bank subsidiary to pay dividends to us is limited by their obligations to maintain sufficient capital and by other general restrictions on their dividends under federal and state bank regulatory requirements. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.
      We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. At September 30, 2005, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $15.5 million. Payments of the principal and interest on the trust preferred securities of this special purpose trust are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trust are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

Certain provisions under our Articles of Incorporation and applicable law may make it difficult for others to obtain control of our corporation even if such a change in control may be favored by some shareholders.
      Certain provisions in our Articles of Incorporation and applicable North Carolina corporate and banking law may have the effect of discouraging a change of control of Gateway Financial even if such a transaction is favored by some of our shareholders and could result in shareholders receiving a substantial premium over the current market price of our shares. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our corporation. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director.

Our securities are not FDIC insured.
      Our common stock is not a savings or deposit account or other obligation of the bank, and is not insured by the Bank Insurance Fund of Federal Deposit Insurance Corporation or any other governmental agency and is subject to investment risk, including the possible loss of principal.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
      Some discussions in this prospectus and in the documents incorporated by reference herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you to be aware of the speculative nature of “forward-looking statements.” These statements are not guarantees of performance or results. Statements that are not historical in nature, including statements that include the words “may,” “anticipate,” “estimate,” “could,” “should,” “would,” “will,” “plan,” “predict,” “project,” “potential,” “should,” “expect,” “believe,” “intend,” “continue,” “assume” and similar expressions, are intended to identify forward-looking statements. Although these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus and in the documents incorporated by reference herein including the following: general economic, market, or business conditions; changes in interest rates, deposit flow, the cost of funds, and demand for loan products and financial services; changes in our competitive position; changes in the quality or composition of our loan and investment portfolios; our ability to manage growth; our entrance and expansion into other markets; the opportunities that may be presented to and pursued by us; competitive actions by other financial institutions; changes in laws or regulations; changes in the policies of federal or state regulators and agencies; and other circumstances, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. You should refer to risks detailed under the “Risk Factors” section included in this prospectus and in our periodic and current reports filed with the Securities and Exchange Commission for specific factors which could cause our actual results to be significantly different from those expressed or implied by our forward-looking statements. We do not intend to and assume no responsibility for updating or revising any forward-looking statements contained in or incorporated by reference in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      We estimate the net proceeds from the sale of 2,000,000 shares of our common stock in this offering will be approximately $29.7 million, or approximately $34.2 million if the underwriter’s over-allotment option is exercised in full, based on the public offering price of $16.00 per share and deduction of underwriting discounts and commissions and estimated offering expenses.
      We intend to use the net proceeds to fund continued expansion of our franchise. We intend to use a portion of the net proceeds for investments in or loans to our bank subsidiary to fund its operations and its continued expansion, and the operation and continued expansion of the bank’s insurance agency and brokerage subsidiaries, and to maintain the bank’s status as a “well capitalized” bank under the guidelines of its government regulators. The proceeds invested in the bank will increase the bank’s regulatory legal lending limit. We may use the remaining portions of the net proceeds for our general corporate purposes, including, but not limited to, the possible repurchase of shares of our common stock and acquisitions of or investments in bank or permissible non-bank entities, including insurance agencies, by either us or our subsidiary bank, if we believe an appropriate opportunity arises (although no agreements or understandings presently exist with respect to any such acquisitions).
      Before we apply any of the proceeds for any of these uses, they likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon our funding requirements, the funding and capital requirements of our bank subsidiary, whether we have funds available from other sources that we can use for any of those purposes, and other factors.

CAPITALIZATION
      The following table sets forth our capitalization at September 30, 2005. Our capitalization is presented on a historical basis and on a pro-forma basis to give effect to the sale of 2,000,000 shares of common stock offered in this offering, less the underwriting discount and commissions and estimated expenses, at the public offering price of $16.00 per share and assuming the underwriter’s over-allotment option is not exercised. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in this prospectus.

	September 30, 2005

	Actual	As adjusted(1)

	(Dollars in thousands)
Total Assets	$740,279	$769,999

Indebtedness:
Long-term debt(2)	$62,000	$62,000
Junior subordinated debentures	15,465	15,465

Total indebtedness	$77,465	$77,465

Stockholders’ Equity:(3)
Preferred stock, 1,000,000 shares authorized, none issued	$—	$—
Common stock, no par value, 20,000,000 shares authorized; 7,459,881 shares issued and outstanding, actual, 9,459,881 shares issued and outstanding, as adjusted	63,757	93,477
Retained earnings	4,117	4,117
Deferred Compensation — Restricted stock	(61)	(61)
Accumulated comprehensive loss	(620)	(620)

Total stockholders’ equity	$67,193	$96,913

Book value per share	$9.01	$10.24
Tangible book value per share	$7.60	$9.14
Capital Ratios:
Leverage ratio(4)	10.22%	13.84%
Tier 1 risk-based capital ratio	11.58	16.18
Total risk-based capital ratio	12.47	17.06

(1)	Assumes the sale of 2,000,000 shares in this offering, generating net proceeds of $29,720,000, after deducting offering expenses. Also assumes that all net proceeds are invested by the bank in 20% risk weighted assets.

(2)	Represents Federal Home Loan Bank advances maturing more than one year from September 30, 2005.

(3)	Does not include 1,213,790 shares issuable at prices ranging from $6.18 per share to $18.18 per share upon exercise of outstanding stock options.

(4)	The leverage ratio is Tier 1 capital divided by average assets less intangible assets.

PRICE RANGE OF OUR COMMON STOCK AND
DIVIDEND INFORMATION
      Our common stock trades on the Nasdaq National Market under the symbol “GBTS.” The table below sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the Nasdaq National Market and the dividends declared per share on our common stock. Where appropriate, prices have been adjusted for the effects of stock splits effected in the form of stock dividends during the periods presented. Our common stock began trading on the Nasdaq National Market in September 2004. Prior to that, it traded on the Nasdaq SmallCap Market. The trading in our common stock has been limited and occurred at varying prices and may not have created an active market for our common stock. Thus, the prices at which trades occurred may not be representative of the actual value of our common stock.

			Cash
			Dividends
	Sale price range		Declared
Quarter	High	Low	Per Share

2005 Fourth quarter (through December 15, 2005)	$18.24	$16.28	$0.03
Third quarter	18.20	17.24	0.02
Second quarter	18.70	15.72	0.02
First quarter	17.15	14.38	0.02
2004 Fourth quarter	$14.58	$12.94	$0.02
Third quarter	14.16	11.17	—
Second quarter	13.24	10.57	—
First quarter	13.76	10.19	—
2003 Fourth quarter	$10.43	$9.47	—
Third quarter	9.65	8.65	—
Second quarter	9.22	7.26	—
First quarter	7.58	6.31	—
      On December 15, the last reported sale price of our common stock on the Nasdaq National Market was $16.56 per share. At September 30, 2005, there were 7,459,881 shares of our common stock outstanding, held by approximately 1,100 holders of record.
      Dividends are paid at the discretion of our board of directors. During the last five quarters, we have paid regular quarterly cash dividends on our common stock, and our board of directors presently intends to continue the payment of regular quarterly cash dividends, but the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements and our financial condition and will depend on cash dividends paid to us by our bank subsidiary. As a result, our ability to pay future dividends will depend upon the earnings of the bank, its financial condition and its need for funds.
      There are a number of federal and state banking policies and regulations that restrict our bank subsidiary’s ability to pay dividends. In particular, because our bank subsidiary is a depository institution and its deposits are insured by the Federal Deposit Insurance Corporation, it may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, our bank subsidiary is subject to regulations which impose certain minimum capital requirements that affect the amount of cash available for distribution to us. North Carolina banking law will permit a bank to pay a cash dividend only out of retained earnings and will prohibit the payment of a cash dividend if such a payment would cause the bank’s surplus to be less than 50% of its paid-in capital. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital, are expected to serve as a source of financial strength to our bank subsidiary and to commit resources to support our bank subsidiary. In addition, federal and state agencies have the authority to prevent us from paying a dividend to our shareholders. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future.
      We are organized under the North Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, because we are a financial holding company, the Federal Reserve Board may impose restrictions on our payment of cash dividends since we are required to maintain adequate regulatory capital of our own and are expected to serve as a source of financial strength to our subsidiary bank and to commit resources to support our subsidiary bank.
      These corporate and regulatory rules and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future. Subject to the statutory and regulatory restrictions described above, the payment of future cash dividends will be determined by our board after consideration of our earnings, financial condition, business projections, general business conditions, and other pertinent factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Overview
      We are a financial holding company incorporated under the laws of North Carolina to serve as the holding company for Gateway Bank & Trust Co., a North Carolina chartered commercial bank with banking and insurance agency offices in Northeastern North Carolina, including the Outer Banks, and the Greater Hampton Roads area of Virginia. The bank began operations on December 1, 1998 and, effective October 1, 2001, became our wholly owned subsidiary.
      Since inception, we have aggressively pursued the primary objective of building a full service commercial banking operation, while effectively supplementing our banking activities with other financial services intended to generate significant non-interest income. Accordingly, a key component of our growth strategy has been expanding our franchise through the opening of newly constructed branches and strategic branch acquisitions. The bank serves its customers from 18 full service bank branches located in Elizabeth City (3), Kitty Hawk, Edenton, Moyock, Nags Head, Plymouth and Roper, North Carolina, and Virginia Beach (5), Emporia, Suffolk and Chesapeake (2), Virginia. On October 15, 2004, we acquired three additional full service bank branches (located in Elizabeth City, North Carolina and Suffolk and Emporia, Virginia) purchased from Provident Bank of Maryland. In December 2004 we opened a newly constructed full service bank branch in Moyock, North Carolina. During the first half of 2005, we opened two newly constructed bank branches in Virginia Beach, Virginia. Consistent with our long-range strategic objectives, we will continue to consider acquisition opportunities including whole bank or branch locations. We will also continue to explore de novo branching opportunities in markets that we consider attractive.
      The bank has two wholly-owned operating subsidiaries, each of which have contributed to our profitability. Gateway Insurance Services, Inc., an insurance agency with offices in Edenton, Hertford, Elizabeth City (3), Plymouth, Moyock and Kitty Hawk, North Carolina, sells insurance products to businesses and individuals. Gateway Investment Services, Inc. assists bank customers in their securities brokerage activities through an arrangement with an unaffiliated broker-dealer. As prescribed by this arrangement, Gateway Investment Services earns revenue through a commission sharing arrangement with the unaffiliated broker-dealer. In an ongoing effort to create significant sources of non-interest income, we will continue to look for ways to expand non-traditional banking activities in our insurance and investment services subsidiaries.
      Since inception, we have concentrated our efforts on building a franchise and infrastructure that can deliver and sustain long-term profitability. Toward that objective, and consistent with our business plans, we incurred significant operating losses from the date of our opening through December 31, 2000. These losses totaled approximately $2.5 million. We achieved our first profitable quarter during the three months ended March 31, 2001 and have now remained profitable in nineteen consecutive quarters, producing net income of $547,000 in 2001, $627,000 in 2002, $1.2 million in 2003, $2.0 million through the twelve months ended December 31, 2004 and $2.7 million through the nine months ended September 30, 2005. While we anticipate continued profitability, future expansion activity can be expected to generate significant additional costs that can negatively impact earnings as we pursue our growth strategies.
      In addition to our banking activities, the bank has focused on insurance and brokerage services to develop sustainable and growth-oriented sources of non-interest income. The bank acquired the Dowd & Twiddy insurance agencies in January 2000 and Fidelity Insurance in January 2001. These agencies were combined to form Gateway Insurance Services, Inc., which sells insurance products to businesses and individuals. Gateway Insurance Services, Inc. maintains offices in Elizabeth City, Edenton, Hertford, Moyock, Plymouth and Kitty Hawk, North Carolina. In May 2004, Gateway Insurance Services, Inc. purchased Whitehurst Insurance Agency with three branches in Elizabeth City, Edenton and Moyock, North Carolina. In June 2004, Gateway Insurance Services, Inc purchased Insurance Express Premium Finance to provide specialized financing of insurance premiums. In addition, the bank organized Gateway Investment Services, Inc. in September 1999 to assist bank customers in their securities brokerage activities through a networking arrangement with an unaffiliated broker-dealer. Through this arrangement,

Gateway Investment Services earns revenues through commission sharing from the unaffiliated broker-dealer. The bank will continue to look for ways to expand non-traditional banking activities in its insurance subsidiary and securities networking arrangement, which create significant sources of non-interest income.
Financial Condition at September 30, 2005 and December 31, 2004
      We continued our pattern of strong growth during the first nine months of 2005, with total assets increasing by $204.6 million, or 38.2%, to $740.3 million at September 30, 2005 from $535.7 million at December 31, 2004. This growth was principally reflected in increased loans. Total loans increased by $208.4 million, or 54.6%, from $382.0 million at December 31, 2004 to $590.4 million at September 30, 2005. This increase can be attributed to the addition of branches during the past 12 months and the seasoning of those branches. The investment in premises and equipment of $8.2 million is the result of our expansion of our branch network and operations center. We have maintained liquidity at what we believes to be an appropriate level. Liquid assets, consisting of cash and due from banks, interest-earning deposits in other banks and investment securities available for sale, were $88.0 million, or 11.9% of total assets, at September 30, 2005 as compared to $102.9 million, or 19.2% of total assets at December 31, 2004.
      Funding for the growth in assets and loans was provided by increases of $181.8 million and $19.8 million, respectively, in deposit accounts and total borrowings. Total deposits increased 44.7%, from $406.3 million at December 31, 2004 to $588.1 million at September 30, 2005. Non-interest bearing demand deposits increased by 50.8% or $26.5 million to $78.8 million at September 30, 2005 from $52.3 million at December 31, 2004. Savings, money market and NOW accounts increased by 12.2% or $20.5 million to $189.0 million, from the $168.5 million balance at December 31, 2004. Time deposits totaled $320.2 million at September 30, 2005 as compared to $185.4 million at December 31, 2004. Time deposits of more than $100,000 were $125.7 million, or 21.4% of total deposits at September 30, 2005 as compared with $56.6 million, or 13.9% of total deposits at December 31, 2004. We continued using brokered deposits to fund growth. The total dollars of brokered time deposits increased to $15.2 million as of September 30, 2005 compared to $12.8 million, of total deposits at December 31, 2004. However, as a percentage of total deposits our brokered deposits decreased to 2.6% of total deposits as compared to 3.2% at December 31, 2004. Advances from the Federal Home Loan Bank of Atlanta increased from $37.6 million of which $12.6 million was long term debt to $62.2 million of which $62.0 million was long term debt during the first nine months of 2005, while federal funds purchased decreased from $10.9 million to $6.0 million outstanding during the nine months ended September 30, 2005.
      Total stockholders’ equity increased by $2.9 million, as common stock increased $887,000 for shares issued in exercise of stock options, $132,000 for restricted stock issued less deferred compensation of $61,000, net income for the current nine months was $2.7 million and accumulated other comprehensive losses totaling $399,000 due to changes in the values of securities available for sale. Stockholders’ equity totaled $67.2 million at September 30, 2005. We paid cash dividends of $415,000 in the first nine months of 2005. Our capital ratios as well as the capital ratios of the bank continue to be in excess of the minimums required to be deemed well-capitalized by regulatory authorities. We believe that the bank would remain “well capitalized” under the new Federal Reserve Board guidelines.
Financial Condition at December 31, 2004 and 2003
      We continued our pattern of strong growth during 2004, with total assets increasing by $220.9 million, or 70.2%, to $535.7 million at year end. This growth was principally reflected in increased loans. Total loans increased by $150.2 million, or 64.8%, from $231.7 million at the beginning of the year to $382.0 million at year end. The increase in loans was comprised principally of increases of $16.5 million, $75.5 million and $22.1 million, respectively, in commercial loans, construction loans, and commercial mortgage loans — three areas of lending that we target. We maintained liquidity at what we believe to be an appropriate level, as liquid assets, consisting of cash and due from banks, interest-earning deposits in other banks and investment securities available for sale, increased in the aggregate to $92.6 million, or 17.3% of total assets, at December 31, 2004.

      The cash surrender value of bank owned life insurance totaled $16.5 million, or 3.1% of total assets at December 31, 2004. Additionally, our investment in premises and equipment increased by $6.9 million as a result of growth and expansion and costs incurred in acquiring three branches from Provident Bank of Maryland located in Emporia and Suffolk, Virginia and Elizabeth City, North Carolina, the upfit costs incurred with the opening of a branch located at Independence Blvd in Virginia Beach, Virginia and construction costs related with the opening of two de novo branches located in Nags Head and Moyock, North Carolina. In 2003 we incurred expansion costs acquiring the former National Bank of Commerce/ CCB Ehringhaus Street branch in Elizabeth City and the upfit costs associated with opening the de novo offices on Cedar Road in Chesapeake and Shore Drive in Virginia Beach. Goodwill and other intangibles increased $7.1 million, primarily due to the acquisition of three branches from Provident Bank of Maryland.
      Funding for the growth in assets and loans was provided by increases of $167.8 million and $13.9 million, respectively, in deposit accounts and total borrowings. Total deposit accounts increased 70.4%, from $238.5 million at December 31, 2003 to $406.3 million at December 31, 2004. Non-interest-bearing demand accounts increased by $14.9 million, or 39.8%, from $37.4 million at the beginning of the period to $52.3 million at the end of the period. Savings, money market and NOW accounts more than doubled to $168.5 million, representing a total increase of $94.1 million or 126.4% over the $74.4 million reported at December 31, 2003. Consistent with our objectives to reduce reliance on time deposits, demand, savings, money market and NOW accounts of $220.8 million at December 31, 2004 represent 54.4% of total deposits at that date, up from $111.9 million or 46.9% of total deposits at December 31, 2003. Time deposits totaled $185.4 million at December 31, 2004 as compared to $126.6 million at December 31, 2003. Large denomination time deposits of more than $100,000 were $56.6 million, or 13.9% of total deposits at December 31, 2004 as compared with $35.8 million, or 15.0% of total deposits at December 31, 2003. We continue to use brokered deposits to fund growth, with such deposits decreasing by $29.3 million to $12.8 million during the year, comprising 6.9% of total time deposits at December 31, 2004. Advances from the Federal Home Loan Bank of Atlanta increased from $36.0 million to $37.6 million during the twelve months, while federal funds purchased increased from $6.0 million to $10.9 million at December 31, 2003 and December 31, 2004, respectively. In addition, during 2004 and 2003 we issued $7.0 million and $8.0 million, respectively of trust preferred securities, which provided funding to support growth while enhancing both our regulatory capital position as well as the regulatory capital position of our bank subsidiary.
      Total stockholders’ equity increased by $39.3 million, primarily due to net income for the current year of $2.0 million, proceeds of $12.1 million from warrant conversions, proceeds of $24.9 million from a stock offering and a reduction due to a cash dividend payment in the amount of $95,000. Stockholders’ equity totaled $64.3 million at December 31, 2004. Its capital ratios continue to place the bank in excess of the minimums required to be deemed well capitalized by regulatory measures.
      Net Interest Income. Net interest income increased to $16.2 million for the nine months ended September 30, 2005, a $7.3 million or 82.0% increase from the $8.9 million earned in the same nine months of 2004. Total interest income benefited from strong growth in the level of average earning assets and an increase in net interest margin. Average total interest-earning assets increased $243.8 million, or 73.4%, for the first third quarters of 2005 as compared to 2004, while the average yield increased by 89 basis points from 5.41% to 6.30%. Average total interest-bearing liabilities increased by $214.1 million, or 73.2%, consistent with the increase in interest-earning assets. The average cost of interest-bearing liabilities increased by 82 basis points from 2.06% to 2.88%, resulting in a 7 basis point increase in the interest rate spread for the current nine months as compared with the first nine months of 2004. For the nine months ended September 30, 2005, the interest rate spread was 3.42% and the net interest margin was 3.77%. For the nine months ended September 30, 2004, the interest rate spread was 3.35% and the net interest margin was 3.59%.

      Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. In preparing the table, non accrual loans are included in the average loan balance.

	For the Nine Months Ended September 30,

	2005			2004

	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

	(Dollars in thousands)
Interest-earning assets:
Loans	$490,060	$24,683	6.73%	$285,167	$12,154	5.69%
Interest-earning deposits	4,592	114	3.32	3,010	26	1.15
Investment securities available for sale:
Taxable	70,498	2,034	3.86	39,461	1,131	3.84
Tax-exempt	5,857	142	3.24	1,162	31	3.56
FHLB/ FRB stock	4,741	163	4.60	3,184	97	4.07

Total interest-earning assets	575,748	27,136	6.30%	331,984	13,439	5.41%

Other assets	64,936			41,38

Total assets	$640,684			$373,371

Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$174,890	$2,436	1.86%	$102,633	$960	1.25%
Time deposits	243,087	5,923	3.26	125,174	2,275	2.43
Short-term borrowings	37,951	881	3.10	20,340	305	2.00
Long-term borrowings	50,639	1,674	4.42	44,287	965	2.91

Total interest-bearing liabilities	506,567	10,914	2.88%	292,434	4,505	2.06%

Demand deposits	67,467			49,100
Other liabilities	1,253			651
Stockholders’ equity	65,397			31,186

Total liabilities and stockholders’ equity	$640,684			$373,371

Net interest income and interest rate spread		$16,222	3.42%		$8,934	3.35%

Net interest margin			3.77%			3.59%

Ratio of average interest-earning assets to average interest-bearing liabilities	113.66%			113.52%

	For the Years Ended December 31,

	2004			2003			2002

	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Interest-earning assets:
Loans	$301,466	$17,509	5.81%	$197,801	$11,511	5.82%	$130,769	$8,178	6.25%
Interest-earning deposits	6,515	102	1.57	1,867	21	1.12	4,055	67	1.65
Investment securities available for sale taxable	47,630	1,835	3.85	49,652	1,851	3.73	40,903	1,959	4.79
Investment securities available for sale tax exempt	1,908	64	3.35	—	—	—	—	—	—
FHLB/ FRB stock	2,936	122	4.16	2,409	103	4.28	1,815	107	5.90

Total interest-earning assets	360,455	19,632	5.45%	251,729	13,486	5.36%	177,542	10,311	5.81%
Other assets	47,244			26,727			16,593

Total assets	$407,699			$278,456			$194,135

Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$118,242	$1,553	1.31%	$55,852	$557	1.00%	$28,131	$284	1.01%
Time deposits	137,440	3,430	2.50	125,100	3,555	2.84	98,288	3,479	3.54
Borrowings	59,758	1,708	2.86	43,244	1,229	2.84	27,433	1,056	3.85

Total interest-bearing liabilities	315,440	6,691	2.12%	224,196	5,341	2.38%	153,852	4,819	3.13%

Demand deposits	52,218			27,943			15,166
Other liabilities	815			1,972			798
Stockholders’ equity	39,226			24,345			24,319

Total liabilities and stockholders’ equity	$407,699			$278,456			$194,135

Net interest income and interest rate spread		$12,941	3.33%		$8,145	2.98%		$5,492	2.68%

Net interest margin			3.59%			3.24%			3.09%

Ratio of average interest-earning assets to average interest-bearing liabilities		114.27%			112.28%			115.40%

Rate/ Volume Analysis
      The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated to both the changes attributable to volume and the changes attributable to rate.

	Nine Months Ended
	September 30, 2005 vs.
	September 30, 2004
	Increase (Decrease) Due to

	Volume	Rate	Total

	(Dollars in thousands)
Interest income:
Loans	$9,526	$3,003	$12,529
Interest-earning deposits	26	62	88
Investment securities available for sale
Taxable	893	10	903
Tax-exempt	120	(9)	111
FHLB/ FRB stock	50	16	66

Total interest income	$10,615	$3,082	$13,697

Interest expense:
Deposits
Savings, NOW and money market	$841	$635	$1,476
Time deposits	2,508	1,140	3,648
Short-term borrowings	336	240	576
Long-term borrowings	175	534	709

Total interest expense	3,860	2,549	6,409

Net interest income increase	$6,755	$533	$7,288

	Year Ended			Year Ended
	December 31, 2004 vs. 2003			December 31, 2003 vs. 2002

	Increase (Decrease) Due to			Increase (Decrease) Due to

	Volume	Rate	Total	Volume	Rate	Total

	(Dollars in thousands)
Interest income:
Loans	$6,027	$(29)	$5,998	$4,046	$(713)	$3,333
Interest-earning deposits	63	18	81	(30)	(16)	(46)
Investment securities available for sale
Taxable	(77)	61	(16)	373	(481)	(108)
Tax-exempt	32	32	64
FHLB/ FRB stock	22	(3)	19	30	(34)	(4)

Total interest income	6,067	79	6,146	4,419	(1,244)	3,175

Interest expense:
Deposits
Savings, NOW and money market	721	275	996	278	(5)	273
Time deposits	329	(454)	(125)	855	(779)	76
Borrowings	585	(106)	479	443	(270)	173

Total interest expense	1,635	(285)	1,350	1,576	(1,054)	522

Net interest income increase (decrease)	$4,432	$364	$4,796	$2,843	$(190)	$2,653

Comparison of Results of Operations for the Nine Months Ended September 30, 2005 and 2004
      Overview. We reported net income of $2.7 million or $0.35 per share (diluted) for the nine months ended September 30, 2005, as compared with net income of $1.4 million or $0.28 per share (diluted) for the nine months ended September 30, 2004, an increase of $1.3 million or 98.3% in net income and $0.07 or 25.0% in net income per share (diluted). During the second quarter, a stock split effected as an 11 for 10 stock dividend was issued in addition to a $0.02 per share cash dividend paid in each of the three quarters. Our primary focus (banking and insurance) continues to be on growth and development of our branch network and subsidiary operations through de novo construction and branch acquisition, sacrificing some profitability in the near term. The bank opened two new branches in owned facilities in Virginia Beach, Virginia, in March and May 2005, increasing the number of full service banking branches to 18. In addition, we expect our premises and equipment balance to increase over 25% of the current balance in the next 12 months for our anticipated building projects. We generated significantly higher levels of net interest income and non-interest income in the 2005 period as compared to 2004, which increases were partially offset by increases in non-interest expenses and income taxes. We have incurred additional non-interest expenses both as a result of growth from period to period, and also as a result of staff additions and other costs incurred as a result of the branch expansion during 2004 and 2005.
      Net Interest Income. Net interest income increased to $16.2 million for the nine months ended September 30, 2005, a $7.3 million or 81.6% increase from the $8.9 million earned in the same nine months of 2004. Total interest income benefited from strong growth in the level of average earning assets and an increase in net interest margin. Average total interest-earning assets increased $243.8 million, or 73.4%, for the first three quarters of 2005 as compared to 2004, while the average yield increased by 89 basis points from 5.41% to 6.30%. Average total interest-bearing liabilities increased by $214.1 million, or 73.2%, consistent with the increase in interest-earning assets. The average cost of interest-bearing liabilities increased by 82 basis points from 2.06% to 2.88%, resulting in a 7 basis point increase in the interest rate spread for the current nine months as compared with the first nine months of 2004. For the nine months ended September 30, 2005, the interest rate spread was 3.42% and the net interest margin was 3.77%. For the nine months ended September 30, 2004, the interest rate spread was 3.35% and the net interest margin was 3.59%.
      Provision for Loan Losses. We recorded a $1.5 million provision for loan losses in the first nine months of 2005, representing an increase of $475,000 from the $975,000 provision made in the first nine months of 2004. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by Management. In evaluating the allowance for loan losses, Management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. In both 2005 and 2004, the provision for loan losses was made principally in response to growth in loans, as total loans outstanding increased by $208.5 million in the current nine month period and by $99.9 million in the first nine months of 2004. Despite this growth, our level of nonperforming assets has decreased by $414,000 since December 31, 2004, thereby resulting in improvements to certain key loan portfolio performance indicators such as the ratio of nonperforming assets to total assets. At September 30, 2005 and December 31, 2004, respectively, the allowance for loan losses was $5.6 million and $4.2 million, representing 0.94% and 1.09%, respectively, of loans outstanding.
      Non-Interest Income. Non-interest income totaled $5.7 million for the nine months ended September 30, 2005 as compared with $4.2 million for the nine months ended September 30, 2004, an increase of $1.5 million or 37.6%. Since inception, we have actively pursued additional non-interest income sources outside of traditional banking operations, including income from insurance, mortgage and brokerage operations. The principal reasons for the increase in total non-interest income for the current quarter were increases of $591,000 in service charges on deposit accounts, $254,000 in income from bank owned life insurance, $127,000 from the sale of loans, $104,000 in income from investment operations, $328,000 in income from insurance operations and a $299,000 increase in other various bank fee income. The increase in service fees and charges resulted principally from our growth from period to period. The increase in 2005 income from insurance operations is due to the May 2004 acquisition of Whitehurst Insurance Agency, Inc., which has branches in Elizabeth City, Edenton and Moyock, North Carolina. Non-interest income also benefited from earnings on bank owned life insurance, which we purchased during the third and fourth quarter of 2004, totaling $533,000 during the first nine months of 2005 as compared to $279,000 for the same period of 2004. Income from mortgage operations decreased $90,000 or 13.2% to $594,000 from $684,000 as a result of selling Sidus, LLC which reduced the level of mortgage income. Additionally, gains on the sale of securities decreased $77,000 to $83,000 in the 2005 period from $160,000 in the 2004 period.
      Non-Interest Expenses. Non-interest expenses totaled $16.5 million for the nine months ended September 30, 2005, an increase of $6.2 million or 60.3% over the $10.3 million reported for the first nine months of 2004. Substantially all of this increase resulted from the bank’s growth and development, and reflects the additional expenses in the nine months associated with new hires and the opening of new branches. For the nine months, personnel costs increased by $2.7 million, or 49.2% to $8.1 million from $5.4 million, while the costs of occupancy and equipment increased by $1.3 million, or 61.8% to $3.4 million from $2.1 million.
      Provision for Income Taxes. Our effective tax rate was 33% and 26% for the nine months ended September 30, 2005 and 2004, respectively. As a result of our sustained pattern of profitability, the previously established deferred tax valuation allowance was reduced during 2004, thereby decreasing our effective tax rate during the 2004 period. We had $1.3 million and $492,000 in income tax expense for the nine months ended September 30, 2005 and 2004, respectively. The lower effective rate for 2004 is partly due to a net operating loss carryforward offsetting taxable income in 2004. The net operating loss carryforward has been exhausted, so it will not be available to offset any income going forward.

Results of Operations — Years Ended December 31, 2004 and 2003
      Overview. We reported net income of $2.0 million or $0.41 per diluted share for the year ended December 31, 2004, as compared with net income of $1.2 million or $0.35 per diluted share for 2003, an increase of $810,000 in net income and an increase of $0.06 in net income per diluted share. Our primary focus continues to be on growth and development of our branch network and subsidiary operations, sacrificing some profitability in the near term. During 2004, the bank opened two new branches in leased facilities, one located on Independence Blvd in Virginia Beach in February and one in Nags Head, North Carolina. The bank also opened a newly constructed branch in Moyock, North Carolina in December 2004. In October 2004, the bank purchased three branches in Emporia and Suffolk, Virginia and Elizabeth City, North Carolina from Provident Bank of Maryland. The bank opened two new branches in leased facilities; one on Cedar Road in Chesapeake, Virginia in January 2003, and another on Shore Drive in Virginia Beach, Virginia in April 2003. The bank also purchased a second Elizabeth City, North Carolina banking location on Ehringhaus Street in August from National Bank of Commerce/ CCB. These new locations increased the number of full service banking branches to sixteen. We have incurred additional non-interest expenses both as a result of growth from period to period, and also as a result of staff additions and other costs incurred as a result of the branch expansion during 2004. In 2004, interest rates obtained at or near forty year historical lows, our interest rate spread has increased primarily due to the bank’s growth of low cost core deposits. The expected current trend with interest rates is an increasing rate environment.
      Net Interest Income. Like most financial institutions, the primary component of our earnings is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets. Margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as by levels of non-interest-bearing liabilities and capital.
      Net interest income increased to $12.9 million for the year ended December 31, 2004, a $4.8 million or 58.9% increase from the $8.1 million earned during 2003. Total interest income benefited from strong growth in the level of average earning assets during the year. Asset growth combined with higher asset yields caused by the increase in market interest rates during periods reported contributed to this rise in income. Average total interest-earning assets increased $108.7 million, or 43.2%, for 2004 as compared to 2003, while the average yield increased by 9 basis points from 5.36% to 5.45%. Average total interest-bearing liabilities increased by $91.2 million, or 40.7% for 2004 as compared to 2003, while the average cost of interest-bearing liabilities decreased by 26 basis points from 2.38% to 2.12%. This resulted in a 35 basis point improvement in interest rate spread and also resulted in an improvement in interest rate margin. For the year ended December 31, 2004, the net interest rate spread was 3.33% and the net interest margin was 3.59%. For the year ended December 31, 2003, the net interest spread was 2.98% and the net interest margin was 3.24%.
      Provision for Loan Losses. We recorded a $1.4 million provision for loan losses in 2004, representing an increase of $225,000 from the $1.2 million provision made in 2003. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by Management. In evaluating the allowance for loan losses, Management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. In both 2004 and 2003, the provision for loan losses was made principally in response to growth in loans, as total loans outstanding increased by $150.2 million in 2004 and by $70.3 million in 2003. At December 31, the allowance for loan losses was $4.2 million for 2004 and $2.8 million for 2003, representing 1.09% and 1.19%, respectively, of loans outstanding.

      Non-Interest Income. Non-interest income totaled $5.9 million for the year ended December 31, 2004 as compared with $4.5 million for 2003, an increase of $1.4 million, or 30.6%. Since inception, we have actively pursued additional non-interest income sources outside of traditional banking operations, including income from insurance, mortgage banking and brokerage networking operations. The 2004 increases were broad based and include $602,000 in service charges on deposit accounts, $352,000 in income from insurance operations, $223,000 in income from brokerage operations, $281,000 gain from the sale of the bank’s membership interest in Sidus Financial, LLC, a mortgage company and $119,000 in income from other service fee income. The bank owns 49% of Gateway First Mortgage, LLC (“Gateway First”) and owned approximately 8% of Sidus Financial, LLC (“Sidus”). During 2004 Sidus and Gateway First were providers of mortgage banking services to the bank and to other lenders. The increases in income from insurance and brokerage operations resulted from growth in those lines of business. We had an increase in income of $255,000 in 2004 from bank owned life insurance that was purchased during 2004 and 2003.
      Non-Interest Expenses. Non-interest expenses totaled $14.7 million for the year ended December 31, 2004, an increase of $4.4 million or 43.2% over the $10.2 million reported for 2003. In comparison, total assets averaged $407.7 million for 2004, an increase of 46.4% over average total assets of $278.5 million for the year ended December 31, 2003. Substantially all of the increase in non-interest expenses resulted from our growth and development, and reflects the additional expenses in the current year associated with the opening of new branches in February, August and December 2004 and the acquisition of three full service bank branches from Provident Bank of Maryland, increasing the number of full service banking locations to sixteen. Ten of the sixteen branches were fully operational throughout 2004, while only eight of ten branches existing at the end of 2003 were operational throughout all of that year. As a result of such expansion, personnel costs increased by $2.3 million, or 41.3%, the costs of occupancy and equipment increased by $1.0 million or 54.7%, and other non-interest expenses increased by $905,000 or 37.4%. Our data processing increased by $209,000 or 52.6%. As a percentage of average total assets, total non-interest expenses were consistent at 3.59% for 2004 and 3.67% for 2003.
      Income Taxes. Income tax expense was $710,000 for 2004 and $0 for 2003 as a result of the recognition of deferred tax assets, generated in prior years, that had previously been offset by a valuation allowance. For 2005, we expect that the provision for income taxes for the year will be approximately 36% to 38% of total income before income taxes. During the years ended December 31, 2004, we utilized all remaining net operating loss carryforwards created during our first three fiscal years.
Results of Operations — Years Ended December 31, 2003 and 2002
      Overview. We reported net income of $1.2 million or $0.35 per diluted share for the year ended December 31, 2003, as compared with net income of $627,000 or $0.19 per diluted share for 2002, an increase of $573,000, or 91.4%, in net income and an increase of $0.16, or 84.2%, in net income per diluted share. Our primary focus continues to be on growth and development of our branch network and subsidiary operations, sacrificing some profitability in the near term. During 2003, the bank opened two new branches in leased facilities; one on Cedar Road in Chesapeake, Virginia in January 2003, and another on Shore Drive in Virginia Beach, Virginia in April 2003. The bank also purchased a second Elizabeth City, North Carolina banking location on Ehringhaus Street in August from National Bank of Commerce/ CCB. These new locations increased the number of full service banking branches to ten. We generated significantly higher levels of net interest income and noninterest income in 2003 as compared to 2002, which increases were partially offset by increases in non-interest expenses. We incurred additional non-interest expenses both as a result of growth from period to period, and also as a result of staff additions and other costs incurred as a result of the branch expansion during 2003. Although interest rates have remained at or near forty year historical lows, our interest rate spread and net interest margins have increased primarily due to the bank’s growth of low cost core deposits.
      Net Interest Income. Net interest income increased to $8.1 million for the year ended December 31, 2003, a $2.7 million or 48.3% increase from the $5.5 million earned during 2002. Total interest income benefited from strong growth in the level of average earning assets during the year. This asset growth offset the lower asset yields caused by the decline in market interest rates during periods reported. Average total interest-earning assets increased $74.2 million, or 41.8%, to $251.7 million for 2003 as compared to $177.5 million for 2002, while the average yield dropped by 45 basis points from 5.81% to 5.36%. Average total interest-bearing liabilities increased by $70.3 million, or 45.7%, to $224.2 million for 2003 as compared to $153.9 million for 2002, while the average cost of interest-bearing liabilities decreased by 75 basis points from 3.13% to 2.38%. This resulted in a 30 basis point improvement in interest rate spread and also resulted in an improvement in the interest rate margin of 15 basis points. For the year ended December 31, 2003, the net interest rate spread was 2.98% and the net interest margin was 3.24%. For the year ended December 31, 2002, the net interest spread was 2.68% and the net interest margin was 3.09%. Contributing to the improvement in our net interest spread and margin was an improved mix of interest earning assets and interest bearing liabilities. In 2003, higher yielding loans equaled 78.6% of interest earning assets as compared to 73.7% in 2002. In 2003, lower cost savings, NOW and money market deposits equaled 24.9% of interest bearing liabilities as compared to 18.3% in 2002. Also contributing to the increase in the net interest margin was a $12.8 million, or 84.2%, increase in non-interest bearing demand deposits to $27.9 million in 2003 from $15.2 million in 2002.
      Provision for Loan Losses. We recorded a $1.2 million provision for loan losses in 2003, representing an increase of $720,000 from the $480,000 provision made in 2002. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. In evaluating the allowance for loan losses, we consider factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. In both 2003 and 2002 the provision for loan losses was made principally in response to growth in loans, as total loans outstanding increased by $70.3 million in 2003 and by $54.2 million in 2002. At December 31, the allowance for loan losses was $2.8 million for 2003 and $1.7 million for 2002, representing 1.19% and 1.07%, respectively, of loans outstanding.
      Non-Interest Income. Non-interest income totaled $4.5 million for the year ended December 31, 2003 as compared with $2.8 million for 2002, an increase of $1.7 million, or 58.7%. Since inception, we have actively pursued additional non-interest income sources outside of traditional banking operations, including income from insurance, mortgage banking and brokerage operations. The 2003 increases include $316,000, or 54.3%, in service charges on deposit accounts, $689,000, or 163.3%, in income from mortgage operations, $216,000, or 17.1%, in income from insurance operations, and $47,000, or 24.4%, in income from brokerage operations. The increase in income from mortgage operations consisted of $226,000 from increased originations of presold mortgages, $251,000 in income distributed on our investment in Sidus Financial, LLC (“Sidus”), and $212,000 representing our equity in the 2003 income of Gateway First Mortgage, LLC (“Gateway First”). The bank owns approximately 8% of Sidus and 49% of Gateway First. Both Sidus and Gateway First are providers of mortgage banking services to the bank and to other lenders. The increases in income from insurance and brokerage operations resulted from growth in those lines of business. We also earned $146,000 in 2003 from bank owned life insurance that was purchased during the year. Other non-interest income increased by $267,000, from $99,000 for 2002 to $366,000 for 2003, reflecting increases of $76,000 and $35,000, respectively, in miscellaneous service fee income and gains on sales of loans, as well as a gain of $119,000 in 2003 from the sale of an undeveloped parcel of land.
      Non-Interest Expenses. Non-interest expenses totaled $10.2 million for the year ended December 31, 2003, an increase of $3.0 million or 41.9% over the $7.2 million reported for 2002. In comparison, total assets averaged $278.5 million for 2003, an increase of 43.4% over average total assets of $194.1 million for the year ended December 31, 2002. Substantially all of the increase in non-interest expenses resulted from our growth and development, and reflects the additional expenses in the current year associated with the opening of new branches in January, April and August 2003, increasing the number of full service banking locations to ten. Eight of the ten branches were fully operational throughout 2003, while only five of the seven branches existing at the end of 2002 were operational throughout all of that year. As a result of such expansion, personnel costs increased by $1.6 million, or 40.6% to $5.5 million from $3.9 million, the costs of occupancy and equipment increased by $890,000, or 91.4% to $1.9 million from $974,000, and other non-interest expenses increased by $623,000, or 34.7% to $2.4 million from $1.8 million. Our item processing, which was previously outsourced, was brought in-house in 2003, and as a result data processing expenses decreased by $96,000, or 19.4% to $397,000 from $493,000. As a percentage of average total assets, total non-interest expenses were consistent at 3.67% for 2003 and 3.71% for 2002.
      Income Taxes. Income tax expense was zero for both 2003 and 2002 as a result of the recognition of deferred tax assets, generated in prior years, that had previously been offset by a valuation allowance. For 2004, we expect that the provision for income taxes for the year will be approximately 25% to 27% of total income before income taxes.
Liquidity
      Our sources of funds are customer deposits, cash and demand balances due from other banks, interest-earning deposits in other banks and investment securities available for sale. These funds, together with loan repayments, are used to make loans and to fund continuing operations. In addition, at September 30, 2005, the bank had credit availability with the Federal Home Loan Bank of Atlanta (“FHLB”) of approximately $120.9 million, with $62.2 million outstanding, federal funds lines of credit with other financial institutions in the amount of $28.9 million, with $6.0 million outstanding.
      Total deposits were $588.1 million and $406.3 million at September 30, 2005 and December 31, 2004, respectively. As a result of our loan demand exceeding the rate at which core deposits are being built, we have relied heavily on time deposits and borrowings as a source of funds. Time deposits are the only deposit accounts that have stated maturity dates. Such deposits are generally considered to be rate sensitive. At September 30, 2005 and December 31, 2004, time deposits represented 54.5% and 45.6%, respectively, of our total deposits. Time deposits of $100,000 or more represented 24.0% and 13.8%, respectively, of the bank’s total deposits at September 30, 2005 and December 31, 2004. At September 30, 2005, we had $9.1 million in deposits from twelve public units and $15.2 million in brokered time deposits. Management believes that most other time deposits are relationship-oriented. While we will need to pay competitive rates to retain these deposits at their maturities, there are other subjective factors that will determine their continued retention. Based upon prior experience, we anticipate that a substantial portion of outstanding certificates of deposit will renew upon maturity.
      Management anticipates that we will rely primarily upon customer deposits, loan repayments and current earnings to provide liquidity, and will use funds thus generated to make loans and to purchase securities, primarily investment grade securities issued by the federal government and its agencies, investment grade corporate securities and investment grade mortgage-backed securities.
Capital Ratios
      We are subject to minimum capital requirements. As the following table indicates, at September 30, 2005, we exceeded regulatory capital requirements.

	At September 30, 2005

	Actual	Minimum	Well-Capitalized
	Ratio	Requirement	Requirement

Leverage ratio	10.22%	4.0%	5.0%
Tier 1 risk-based capital ratio	11.58	4.0	6.0
Total risk-based capital ratio	12.47	8.0	10.0
      Management expects that we will remain “well-capitalized” for regulatory purposes, although there can be no assurance that additional capital will not be required in the near future due to greater-than-expected growth, or otherwise.

Contractual Obligations and Commitments
      In the normal course of business, we have various outstanding contractual obligations that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit, which may or may not require future cash outflows. The following table reflects our contractual obligations outstanding as of September 30, 2005.

	Payments Due by Period

		On Demand
		Or Within			After
Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	5 Years

	(In thousands)
Federal funds purchased	$6,002	$6,002	$—	$—	$—
FHLB advances	62,200	200	10,000	21,500	30,500
Junior subordinated debentures	15,465	—	—	—	15,465
Lease obligations	8,628	897	1,603	1,348	4,780
Deposits	588,058	506,768	72,830	8,304	156

Total contractual cash obligations	$680,353	$513,867	$84,433	$31,152	$50,901

      The following table reflects other commitments of the company outstanding as of September 30, 2005.

	Amount of Commitment Expiration Per Period

	Total
	Amounts	Within			After
Other Commitments	Committed	1 Year	2-3 Years	4-5 Years	5 Years

	(In thousands)
Undisbursed home equity credit lines	$38,583	$38,583	$—	$—	$—
Other commitments and credit lines	72,610	72,610	—	—	—
Undisbursed portion of construction loans	76,284	76,284	—	—	—
Standby letters of credit	3,819	3,819	—	—	—
Construction	5,500	5,500	—	—	—

Total other commitments	$196,796	$196,796	$—	$—	$—

      In the normal course of business, we may enter into purchase agreements for goods or services. In management’s opinion, the dollar amount of such agreements at September 30, 2005 is not material and has not been included in the above table.
Asset/ Liability Management
      Our results of operations depend substantially on our net interest income. Like most financial institutions, the bank’s interest income and cost of funds are affected by general economic conditions and by competition in the market place. The purpose of asset/liability management is to provide stable net interest income growth by protecting our earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. We maintain, and have complied with, a Board approved asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. Our policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an “earnings neutral position,” which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.
      When suitable lending opportunities are not sufficient to utilize available funds, we have generally invested such funds in securities, primarily U.S. Treasury securities, securities issued by governmental agencies, mortgage-backed securities and corporate obligations. The securities portfolio contributes to our profits and plays an important part in the overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.
      In reviewing our needs with regard to proper management of our asset/liability program, our management estimates our future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes. A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.
      Based on the results of the income simulation model as of September 30, 2005, we would expect an increase in net interest income of $1,250,000 if interest rates increase from current rates by 100 basis points and a decrease in net interest income of $1,464,000 if interest rates decrease from current rates by 100 basis points.
      The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. We believe that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.
      The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 2005 which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments which will be received throughout the lives of the loans. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Repricing at September 30, 2005

		Over 3	Total
	3 Months	Months to	Within	Over
	or Less	12 Months	12 Months	12 Months	Total

	(Dollars in thousands)
Interest-earning assets:
Loans	$395,591	$15,524	$411,115	$179,324	$590,439
Interest-earning deposits	3,382	—	3,382	—	3,382
Investment securities available for sale	1,831	4,930	6,761	64,463	71,224
FHLB/ FRB stock	—	—	—	4,599	4,599

Total interest-earning assets	$400,804	$20,454	$421,258	$248,386	$669,644

Percentage of total interest-earning assets	59.85%	3.06%	62.91%	37.09%	100.00%
Cumulative percentage to total interest-earning assets	59.85	62.91	62.91	100.00	100.00
Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$189,008	$—	$189,008	$—	$189,008
Time	19,325	219,618	238,943	81,289	320,232
Borrowings	6,002	200	6,202	77,465	83,667

Total interest-bearing liabilities	$214,335	$219,818	$434,153	$158,754	$592,907

Percentage of total interest-bearing liabilities	36.15%	37.07%	73.22%	26.78%	100.00%
Cumulative percentage of total interest-bearing liabilities	36.15	73.22	73.22	100.00	100.00
Interest sensitivity gap	$186,469	$(199,364)	$(12,895)	$89,632	$76,737
Cumulative interest sensitivity gap	186,469	(12,895)	(12,895)	76,737	76,737
Cumulative interest sensitivity gap as a percentage of total interest-earning assets	27.85%	(1.93)%	(1.93)%	11.46%	11.46%
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	187.00	97.03	97.03	112.94	112.94
      The table illustrates that if assets and liabilities reprice in the time intervals indicated in the table, we are asset sensitive within three months, liability sensitive within twelve months, and asset sensitive thereafter. As stated above, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. For instance, while the table is based on the assumption that interest-bearing demand accounts, money market accounts and savings accounts are immediately sensitive to movements in rates, we expect that in a changing rate environment the amount of the adjustment in interest rates for such accounts would be less than the adjustment in categories of assets which are considered to be immediately sensitive. Additionally, certain assets have features that restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates. Due to these shortcomings, we place primary emphasis on our income simulation model when managing our exposure to changes in interest rates.

Critical Accounting Policies
      General. The preparation of our audited consolidated financial statements and the information included in management’s discussion and analysis is governed by policies that are based on accounting principles generally accepted in the United States of America and general practices within the banking industry. Among the more significant policies are those that govern accounting for loans and allowance for loan losses and goodwill. These policies are discussed in Note B of the “Notes To Consolidated Financial Statements” included in this prospectus.
      A critical accounting policy is one that is both very important to the portrayal of our financial condition and results, and requires a difficult, subjective or complex judgment by management. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. Estimates and judgments are integral to our accounting for certain items, and those estimates and judgments affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We periodically evaluate our estimates, including those related to the allowance for loan losses and goodwill. While we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. Further information regarding the accounting policies that we consider to be critical is provided below.
      Allowance for loan losses. Our most significant critical accounting policy is the determination of our allowance for loan losses. The allowance for loan losses reflects the estimated losses that will result from the inability of our customers to make required payments. The allowance for loan losses results from Management’s evaluation of the risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrower, fair market value of collateral and other items that, in our opinion, deserve current recognition in estimating possible credit losses. Our evaluation process is based on historical evidence and current trends among delinquencies, defaults and nonperforming assets. Our estimate of the allowance for loan losses does not include the impact of events that might occur in the future.
      Management considers the established allowance adequate to absorb losses that relate to loans outstanding at December 31, 2004, although future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examination. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated, and additional provisions may be required. For further information on the allowance for loan losses, see “Financial Condition” in Management’s Discussion and Analysis and Note D of the “Notes to Consolidated Financial Statements” included in this prospectus.
      Goodwill. Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired in a business combination, is tested at least annually for impairment. The impairment test is a two-step process that begins with an initial impairment evaluation. If the initial evaluation suggests that an impairment of the asset value exists, the second step would determine the amount of the impairment, if any. If the tests conclude that goodwill is impaired, the carrying value would be adjusted, and an impairment loss would be recorded.

Off-Balance Sheet Arrangements
      Information about our off-balance sheet risk exposure is presented in Note L of the “Notes to Consolidated Financial Statements” included in this prospectus. As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (SPEs), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2004, except as otherwise disclosed in Note G of the “Notes to Consolidated Financial Statements” included in this prospectus, we are not involved in any unconsolidated SPE transactions.
Recent Accounting Pronouncements
      See Note B of the “Notes to Consolidated Financial Statements” included in this prospectus for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

BUSINESS
Our Company
      We are a financial holding company headquartered in Elizabeth City, North Carolina. Through our wholly-owned subsidiary, Gateway Bank & Trust Co., we operate 18 banking offices located in the Greater Metropolitan Hampton Roads area of Virginia and in Northeastern North Carolina, including the Outer Banks, as indicated on the map on the inside front cover of this prospectus. The bank offers a range of lending services, including real estate, consumer and commercial loans to small- and medium-sized businesses, professionals and individuals located in our markets. We complement our lending operations with an array of deposit products, including checking, savings, money market accounts and certificates of deposit. The bank has two wholly-owned subsidiaries, Gateway Investment Services, Inc., whose principal activity is to engage in brokerage services as an agent for non-bank investment products and services, and Gateway Insurance Services, Inc., an independent insurance agency with offices in Edenton, Hertford, Elizabeth City, Moyock, Plymouth and Kitty Hawk, North Carolina. A significant part of our business plan is to expand our customer relationships by offering our customers the choice of insurance and investment products through our bank’s subsidiaries. We believe that by offering our customers personalized service and the breadth of products typically found at larger institutions, we can compete effectively as we expand both within our existing markets and into new markets.
      The bank began operations on December 1, 1998 and, effective October 1, 2001, became our wholly-owned subsidiary upon completion of our reorganization into a financial holding company. Substantially all of our management team has been in place since the bank began operations. In October 2004, we completed an acquisition of three bank branches, which added approximately $126.9 million in deposits. From December 31, 2001 to September 30, 2005, we have:

•	increased our total consolidated assets from approximately $160.8 million to approximately $740.3 million;

•	increased our total consolidated deposits from approximately $115.7 million to approximately $588.1 million;

•	increased our total consolidated net loans from approximately $105.8 million to approximately $584.9 million;

•	expanded our branch network from 4 locations to 18 locations; and

•	successfully integrated the acquisitions of our banking and insurance agency offices.
      We have been able to achieve this significant growth without sacrificing credit quality. Our ratio of non-performing assets to total assets was 0.09% as of December 31, 2004 and 0.01% as of September 30, 2005. Our ratio of net charge-offs to average loans (annualized) was 0.01% for both the year ended December 31, 2004 and the nine months ended September 30, 2005. Through September 30, 2005, the cumulative amount of net charge-offs has been approximately $523,000.
      At September 30, 2005, we had total consolidated assets of approximately $740.3 million, total consolidated deposits of approximately $588.1 million, total consolidated net loans of approximately $584.9 million and total consolidated shareholders’ equity of approximately $67.2 million.
      All of our material business activities are conducted through the bank, which is a member of the Federal Reserve System and the Federal Home Loan Bank of Atlanta. The bank serves its customers from 18 full service bank branches located in Elizabeth City (2), Edenton, Kitty Hawk, Nags Head, Moyock, Plymouth and Roper, North Carolina, Virginia Beach (5), Chesapeake (2), Suffolk and Emporia, Virginia. The bank’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. Besides the bank, we have two other subsidiaries, which are not consolidated and were formed solely to issue trust preferred securities. Gateway Capital Statutory Trust I issued $8.0 million of trust preferred securities in August 2003. Gateway Capital Statutory Trust II issued $7.0 million of trust preferred securities in June 2004.

Market Area and Growth Strategy
      We currently conduct business through 18 banking offices in Elizabeth City (3), Edenton, Kitty Hawk, Nags Head, Moyock, Plymouth and Roper, North Carolina, and in Virginia Beach (5), Chesapeake (2), Suffolk and Emporia, Virginia. The bank also provides insurance products through eight offices of its independent insurance agency subsidiary, Gateway Insurance Services, Inc., and brokerage services through four offices of its Gateway Investment Services, Inc. subsidiary.
      Our current market area consists of the following four geographic regions: (1) the Greater Metropolitan Hampton Roads area of Virginia;(2) the geographically contiguous Northeastern coastal region of North Carolina, including the Outer Banks; (3) Southeastern North Carolina (includes Wilmington); and (4) Central North Carolina (includes Raleigh). The Greater Metropolitan Hampton Roads area, which includes the cities of Norfolk, Virginia Beach, Suffolk and Chesapeake, is the second largest urban concentration in the southern United States with a 2004 population, estimated by the U.S. Census Bureau, of over 1.6 million. Additionally, Virginia Beach is the largest city, as measured by population, in the Commonwealth of Virginia. The Northeastern coastal region of North Carolina is a bedroom community for the Greater Metropolitan Hampton Roads area and the Outer Banks includes such prime vacation areas as Corolla, Duck, Kitty Hawk, Kill Devil Hills, Manteo, Nags Head, and Southern Shores. According to the Environmental Systems Research Institute (“ESRI”), a leading national demographic forecaster, the projected population growth from 2005 to 2010 in our banking markets is 7.8% compared to 6.3% for the entire United States. Based upon data from the Federal Deposit Insurance Corporation as of June 30, 2005, our bank’s total deposits ranked 4th among financial institutions in our markets of operation (as defined by zip code), representing approximately 9.1% of the total deposits in those markets.
      We emphasize personalized service, access to decision makers, and a quick turn around time on lending decisions. Our slogan is “Real People ... Real Solutions.” We have a management team with extensive experience in our local markets. We intend to leverage the core relationships we build by providing a variety of services to our customers. With that focus, we target:

•	Small- and medium-sized businesses;

•	Professionals and middle managers of locally based companies;

•	Residential real estate developers; and

•	Individual consumers.
      We believe that these segments are the most under-served by local branches of regional and super-regional financial institutions. We also intend to continue to diversify our revenue in order to continue to generate significant non-interest income. We presently offer investment brokerage and insurance services, and we originate mortgage loans for sale in the secondary market. Our non-interest income represented 23.0% of our total revenue for the year ended December 31, 2004 and 17.4% for the nine months ended September 30, 2005. We believe that the profitability of these added businesses and services, not just the revenue generated, is critical to our success. The non-bank businesses represent approximately 20.0% of net income for the year ended December 31, 2004 and 17.8% for the nine months ended September 30, 2005.
      We believe that economic growth and bank consolidation have created a growing number of businesses and consumers in need of high quality banking and other financial services delivered with personalized attention. Consolidation in the banking market has dislocated experienced and talented management and lending personnel. As a result, we believe we have a substantial opportunity to attract experienced management, loan officers and banking customers both within our current markets and other markets in which we might expand in Virginia and North Carolina. Our business plan is to capitalize on this opportunity by developing a branch network in growing areas within Virginia and North Carolina where we can hire experienced bankers with a loyal following of deposit and loan customers. Our plan has been to start new branches after we have identified either an experienced banker who will have responsibility for that market or an existing office in a location with favorable growth characteristics that is being sold by another bank. We believe that it takes a combination of an attractive location and experienced, talented people to be successful in expanding our franchise. We intend to build upon existing relationships and create new relationships and new markets by de novo expansion, further branch acquisitions, or potential whole bank acquisitions which make strategic and economic sense.
      We intend to achieve our primary goal of maximizing long-term returns to shareholders by focusing on the following objectives:

•	Emphasize relationship banking. We have been successful in building client relationships because our regional model enables us to deliver products and services that are comparable to that of our largest competitors and high customer service levels that are most commonly associated with a community bank. Each of the bank’s four regions has its own President whose knowledge of the region, presence in the community and ability to make prompt credit decisions, strengthens our ability to develop local relationships. We typically render commercial loan decisions within 48 hours and retail loans within an hour. Localized decision making and personalized customer service form the core of our relationship banking strategy, and we plan to maintain this approach as we continue to grow in both our existing markets and additional markets.

•	Grow organically in our existing markets. Our markets have been subject to significant bank consolidation. We believe there is a large customer base in our markets that prefers doing business with a local institution and may be dissatisfied with the service received from larger regional and super-regional banks. By providing our customers with personalized service and a big bank product suite, we expect to continue our strong growth. We believe the success of our strategy is evidenced by the growth of our deposits from approximately $115.7 million at December 31, 2001 to approximately $588.1 million at September 30, 2005, and net loans, which increased from approximately $105.8 million at December 31, 2001 to approximately $584.9 million at September 30, 2005.

•	Expand franchise in high growth markets. We will actively consider both acquisitions and de novo branching opportunities in existing and new market areas. Since December 31, 2001, we have successfully integrated four acquired branches and have opened ten de novo branches. We are focused on markets in eastern Virginia and eastern North Carolina that possess favorable growth characteristics and in which we have identified experienced bankers to help execute our strategy. For example, we have currently targeted the MSAs of Raleigh and Wilmington, North Carolina. According to ESRI, the MSA of Raleigh has projected population growth of 15.8% for 2005 to 2010. The MSA of Wilmington has projected population growth of 12.3% from 2005 to 2010. We have received regulatory approval for two more de novo branches, which we intend to open in late 2005 or early 2006. Additionally, we currently intend to open five new branches in 2006.

•	Grow insurance agency through acquisitions. Our independent insurance agency was created through the acquisition and integration of three independent insurance agencies. Since December 31, 2001, we have successfully integrated the further acquisitions of an insurance agency, the Outer Banks business of another insurance agency, and an insurance premium finance agency. We will actively consider acquisitions in both our existing market areas and in other growing markets in eastern Virginia and eastern North Carolina that have favorable market demographics for our insurance agency subsidiary.

•	Improve our core profitability. We believe as we grow our franchise that we will be able to take advantage of the economies of scale typically enjoyed by larger organizations. As our branch network matures and the pace of our expansion slows, our profitability should improve. We believe the investments we have made in our branch network and technology infrastructure are sufficient to support a much larger organization, and therefore believe increases in our expense base going forward should be lower than our proportional increase in assets and revenues.

•	Continue our disciplined execution. We believe our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio.

Despite our growth, we have consistently maintained strong asset quality. We believe our strong asset quality is the result of conservative underwriting standards, experienced loan officers and the strength of the local economies in which we operate. At September 30, 2005, our non-performing assets as a percentage of total assets were 0.01% and our ratio of net charge-offs to average loans (annualized) was 0.01% for the nine months ended September 30, 2005. Our year-end non-performing assets as a percentage of total assets have not exceeded 0.67% in any of the past five years.

Subordinated Debentures
      On August 1, 2003, we privately issued $8.0 million aggregate liquidation amount of floating rate capital securities through Gateway Capital Statutory Trust I and on June 17, 2004, we privately issued $7.0 million aggregate liquidation amount of floating rate capital securities through Gateway Capital Statutory Trust II. Our trust subsidiaries, which are not consolidated, were formed with the sole purpose of issuing the capital securities. All of the proceeds qualify as Tier 1 capital. As of September 30, 2005, our investment in the junior subordinated debentures that fund the obligations of the capital securities totaled $15.5 million. Payments of the principal and interest on the securities of these special purpose trusts are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock.
Competition
      Our subsidiary bank faces considerable competition in its market areas for deposits and loans from other depository institutions. Many of the bank’s depository institution competitors have substantially greater resources, broader geographic markets, and higher lending limits than the bank and are also able to provide more services and make greater use of media advertising. In recent years, intense market demands, economic pressures, and increased customer awareness of products and services, and the availability of electronic services have forced banks to diversify their services and become more cost-effective. Also, with the elimination of restrictions on interstate banking, our bank may be required to compete with out-of-state financial institutions that are not presently in its market area. Our bank presently faces strong competition in attracting and retaining deposits and loans. Based upon FDIC data as of June 30, 2005, in the Greater Hampton Roads Metropolitan Statistical Area, there were 351 bank branches operated by 31 banking institutions with approximately $16.0 billion in deposits. Our bank’s total deposits ranked 4th among financial institutions in our markets of operation (as defined by zip code), representing approximately 9.1% of the total deposits in those markets.
      The bank also competes with credit unions, brokerage firms, insurance companies, money market mutual funds, consumer finance companies, mortgage companies and other financial companies, some of which are not subject to the same degree of regulation and restrictions as the bank in attracting deposits and making loans. Interest rates on deposit accounts, convenience of facilities, products and services, and marketing are all significant factors in the competition for deposits. Competition for loans comes from other commercial banks, savings institutions, insurance companies, consumer finance companies, credit unions, mortgage banking firms and other institutional lenders. We primarily compete for loan originations through our handling of loans and the overall quality of service. Competition is affected by the availability of lendable funds, general and local economic conditions, interest rates, and other factors that are not readily predictable.
      We expect competition will continue in the future due to statewide branching laws and the entry of additional bank and nonbank competitors in our markets.

Other Products and Services
      Other Banking Products and Services. To enable our bank to offer more personalized service to its customers, we offer a range of products and services, including 24-hour internet banking, direct deposit, travelers’ checks, safe deposit boxes, United States savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout our market areas and in other states.
      Other Financial Services. Through its subsidiary, Gateway Investment Services, Inc., our bank uses a networking arrangement to make available securities brokerage products to its customers. We also offer property, casualty, life and health insurance products to businesses and individuals through our bank’s insurance subsidiary, Gateway Insurance Services, Inc. Gateway Insurance Services is an independent insurance agency that does not engage in insurance underwriting. It has offices in Edenton, Hertford, Elizabeth City, Moyock, Plymouth and Kitty Hawk, North Carolina. Consistent with our long-range strategic objectives, we will continue to consider acquisition opportunities, including whole independent insurance agencies as well as specific books of business from existing agencies.
Lending Activities
      General. We provide to our customers a full range of short- to medium-term commercial, agricultural, Small Business Administration guaranteed, Farmers Home Administration guaranteed, mortgage, construction and personal loans, both secured and unsecured. The bank also makes real estate mortgage and construction loans.
      Our loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower’s total outstanding indebtedness to us, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by our Board of Directors. We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by internal loan examiners and outside professionals experienced in loan review work. We have focused our portfolio lending activities on typically higher yielding commercial, construction and consumer loans rather than lower yielding 1-4 family mortgages which we typically sell in the secondary market. The following table sets forth at the dates indicated our loan portfolio composition by type of loan:

	At September 30, 2005

		Percent
	Amount	of Total

	(Dollars in thousands)
Commercial	$86,519	14.6%
Real estate — construction	215,915	36.5
Real estate — commercial mortgage	138,658	23.5
Real estate — 1-4 family mortgage	74,947	12.7
Consumer	12,950	2.2
Home equity lines of credit	62,138	10.5

Subtotal	591,127	100.0%

Less: Allowance for loan losses	(5,562)
Unamortized net deferred (fees) costs	(688)

Net loans	$584,877

	At December 31,

	2004		2003		2002		2001		2000

		Percent		Percent		Percent		Percent		Percent
	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total

	(Dollars in thousands)
Commercial	$69,074	18.0%	$52,554	22.7%	$42,767	26.5%	$61,364	57.2%	$35,656	47.0%
Real estate — construction	131,431	34.4	55,970	24.2	22,861	14.2	10,050	9.4	6,421	8.4
Real estate — commercial mortgage	90,197	23.6	68,094	29.3	48,362	29.9	15,373	14.3	15,825	20.8
Real estate — 1-4 family mortgage	51,768	13.5	32,191	13.9	31,957	19.8	7,074	6.6	7,241	9.5
Consumer	10,641	2.8	10,458	4.5	7,707	4.7	7,692	7.2	6,594	8.7
Home equity lines of credit	29,351	7.7	12,615	5.4	7,834	4.9	5,659	5.3	4,264	5.6

Subtotal	382,462	100.0%	231,882	100.0%	161,488	100.0%	107,212	100.0%	76,001	100.0%

Less: Allowance for loan losses	(4,163)		(2,759)		(1,721)		(1,435)		(1,028)
Unamortized net deferred (fees) costs	(506)		(142)		—		28		(79)

Net loans	$377,793		$228,981		$159,767		$105,805		$74,894

      The following table presents, at September 30, 2005, (i) the aggregate maturities or repricings of loans in the named categories of our loan portfolio and (ii) the aggregate amounts of such loans maturing or repricing after one year by fixed and variable rates:

	Within 1 Year	1-5 Years	After 5 Years	Total

	(Dollars in thousands)
Commercial	$52,309	$32,884	$1,326	$86,519
Real estate — construction	114,782	84,783	16,350	215,915

Total	$167,091	$117,667	$17,676	$302,434

Fixed rate loans				$135,343
Variable rate loans				—

				$135,343

      Commercial Loans. Commercial business lending is a primary focus of our lending activities. At September 30, 2005, our commercial loan portfolio equaled $86.5 million or 14.6% of total loans, as compared with $69.1 million or 18.1% of total loans at December 31, 2004. Commercial loans include both secured and unsecured loans for working capital, expansion, and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. We also make term commercial loans secured by equipment and real estate. Lending decisions are based on an evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, we require personal guarantees and secondary sources of repayment.
      Commercial loans generally provide greater yields and reprice more frequently than other types of loans, such as real estate loans. More frequent repricing means that yields on our commercial loans adjust with changes in interest rates.
      Real Estate Loans. Real estate loans are made for purchasing, constructing and refinancing one to four family, five or more family and commercial properties. We offer fixed and adjustable rate options. We provide customers access to long-term conventional real estate loans through its mortgage loan department which makes Federal National Mortgage Association (“FNMA”) — conforming loans for the account of third parties.
      At September 30, 2005, our residential one to four family loans amounted to $74.9 million or 12.7% of total loans as compared with $51.8 million or 13.5% of total loans at December 31, 2004. Our residential mortgage loans are secured by properties located within our market area. Most of the one to four family residential mortgage loans that we make are originated for the account of third parties. Such loans are closed by the third party and therefore are not shown in our financial statements. We receive a fee for each such loan originated, with such fees aggregating $594,000 for the nine months ended September 30, 2005 and $872,000 for the year ended December 31, 2004. We anticipate that we will continue to be an active originator of residential loans for the account of third parties.
      We have made, and anticipate continuing to make, commercial real estate loans. Commercial real estate loans equaled $138.7 or 23.5% of total loans at September 30, 2005 and $90.2 million or 23.6% of total loans at December 31, 2004. This lending has involved loans secured principally by commercial buildings for office, storage and warehouse space, and by agricultural properties. Generally in underwriting commercial real estate loans, we require the personal guaranty of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by commercial real estate may be in greater amount and involve a greater degree of risk than one to four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.
      We originate one to four family residential construction loans for the construction of custom homes (where the home buyer is the borrower) and provide financing to builders and consumers for the construction of pre-sold homes. Real estate construction loans amounted to $215.9 million or 36.5% of total loans at September 30, 2005 and $131.4 million or 34.4% of total loans at December 31, 2004. We generally receive a pre-arranged permanent financing commitment from an outside entity prior to financing the construction of pre-sold homes. We lend to builders who have demonstrated a favorable record of performance and profitable operations and who are building in markets that management believes it understands and in which it is comfortable with the economic conditions. We also make commercial real estate construction loans, generally for owner-occupied properties. We further endeavor to limit our construction lending risk through adherence to established underwriting procedures. Also, we generally require documentation of all draw requests and utilizes loan officers to inspect the project prior to paying any draw requests from the builder. With few exceptions, we require personal guarantees and secondary sources of repayment on construction loans.
      Consumer Loans and Home Equity Lines of Credits. Loans to individuals include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous secured and unsecured personal loans. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. We attempt to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss.
      Loan Approvals. Our loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the type of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower’s total outstanding indebtedness to us, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by our Board of Directors. We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by independent, outside professionals experienced in loan review work.
Asset Quality
      We consider asset quality to be of primary importance, and employ a formal internal loan review process to ensure adherence to the Lending Policy as approved by the Board of Directors. It is the responsibility of each lending officer to assign an appropriate risk grade to every loan originated. Credit Administration, through the loan review process, validates the accuracy of the initial risk grade assessment. In addition, as a given loan’s credit quality improves or deteriorates, it is Credit Administration’s responsibility to change the borrower’s risk grade accordingly. The function of determining the allowance for loan losses is fundamentally driven by the risk grade system. In determining the allowance for loan losses and any resulting provision to be charged against earnings, particular emphasis is placed on the results of the loan review process. Consideration is also given to historical loan loss experience, the value and adequacy of collateral, economic conditions in our market area and other factors. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses represents management’s estimate of the appropriate level of reserve to provide for probable losses inherent in the loan portfolio.
      Our policy regarding past due loans normally requires a prompt charge-off to the allowance for loan losses following timely collection efforts and a thorough review. Further efforts are then pursued through various means available. Loans carried in a non-accrual status are generally collateralized and probable losses are considered in the determination of the allowance for loan losses.
Nonperforming Assets
      The table sets forth, for the period indicated, information with respect to our nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), and total nonperforming assets.

		At December 31,
	September 30,
	2005	2004	2003	2002	2001	2000

	(Dollars in thousands)
Nonaccrual loans	$76	$490	$1,210	$1,328	$—	$—
Restructured loans	—	—	—	—	—	—

Total nonperforming loans	76	490	1,210	1,328	—	—
Real estate owned	—	—	—	230	230	—

Total nonperforming assets	$76	$490	$1,210	$1,558	$230	$—

Accruing loans past due 90 days or more	$—	$—	$—	$—	$—	$4
Potential problem loans	—	—	—	—	—	—
Allowance for loan losses	5,562	4,163	2,759	1,721	1,435	1,028
Nonperforming loans to period end loans	0.01%	0.13%	0.52%	0.82%	—	—
Allowance for loan losses to period end loans	0.94	1.09	1.19	1.07	1.34	1.35
Allowance for loan losses to nonperforming loans	7,318.42%	849.59%	228.02%	129.59%	—	—
Nonperforming assets to total assets	0.01	0.09	0.38	0.67	0.14	—
      Our consolidated financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless we place a loan on nonaccrual basis. We account for loans on a nonaccrual basis when we have serious doubts about the collectibility of principal or interest. Generally, our policy is to place a loan on nonaccrual status when the loan becomes past due 90 days. We also place loans on nonaccrual status in cases where we are uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower’s weakened financial condition. We accrue interest on restructured loans at the restructured rates when we anticipate that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which we have serious doubts as to the borrower’s ability to comply with present repayment terms. These loans are likely to be included later in nonaccrual, past due or restructured loans, so they are considered by our management in assessing the adequacy of our allowance for loan losses. At September 30, 2005 and December 31, 2004, we had $76,000 and $490,000 of nonaccrual loans, respectively. During the third quarter of 2004 we collected our largest nonaccrual loan in the amount of $861,000. This loan was cross collateralized and was secured by real estate. The borrower, as a result of cash flow problems, had filed for protection under Chapter 11 of the bankruptcy code, during which time we were not receiving regular interest payments. Accordingly, Management placed this loan in nonaccrual status. We did not incur any loss on this loan.
      Real estate owned consists of foreclosed, repossessed and idled properties. At September 30, 2005, we had no real estate owned.
Analysis of Allowance for Loan Losses
      Our allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. We increase our allowance for loan losses by provisions charged to operations and by recoveries of amounts previously charged off, and we reduce our allowance by loans charged off. We evaluate the adequacy of the allowance at least quarterly. In addition, on a quarterly basis our board of directors reviews our loan portfolio, conducts an evaluation of our credit quality and reviews our computation of the loan loss provision, recommending changes as may be required. In evaluating the adequacy of the allowance, we consider the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors deriving from our history of operations. Due to our substantial loan growth, we have a limited history on a significant portion of our loan portfolio. Accordingly, we also consider the loss experience and allowance levels of other similar banks and the historical experience encountered by our management and senior lending officers prior to joining us. In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to make adjustments to the allowance based upon judgments different from those of our management.
      We use our risk grading program, as described under “Asset Quality,” to facilitate our evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. In this program, risk grades are initially assigned by loan officers and reviewed by Credit Administration, and tested by our internal auditor. The testing program includes an evaluation of a sample of new loans, large loans, loans that are identified as having potential credit weaknesses, loans past due 90 days or more, and nonaccrual loans. We strive to maintain our loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of our market area. Every effort is made to identify and minimize the credit risks associated with such lending strategies. We have no foreign loans and we do not engage in significant lease financing or highly leveraged transactions.
      We follow a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list that helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s payment history and the current delinquent status. As a result of this process, certain loans are categorized as substandard, doubtful or loss and reserves are allocated based on management’s judgment and historical experience.
      Loans classified as “substandard” are those loans with clear and defined weaknesses such as unfavorable financial ratios, uncertain repayment sources or poor financial condition that may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected. Loans classified as “doubtful” are those loans that have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. Loans classified as “loss” are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be achieved in the future. As a practical matter, when loans are identified as loss they are charged off against the allowance for loan losses. In addition to the above classification categories, we also categorize loans based upon risk grade and loan type, assigning an allowance allocation based upon each category.
      Growth in loans outstanding has, throughout our history, been the primary reason for increases in our allowance for loan losses and the resultant provisions for loan losses necessary to provide for those increases. This growth has been spread among our major loan categories. Between December 31, 1999 and September 30, 2005, the range of each major category of loans as a percentage of total loans outstanding is as follows: residential mortgage loans  — 6.6% to 19.8%; commercial mortgage loans — 14.3% to 29.9%; construction loans — 8.4% to 36.5%; commercial and industrial loans — 14.6% to 57.2%; loans to individuals — 2.2% to 8.7%; and home equity lines of credit — 4.9% to 10.5%. For all fiscal years through 2004 and the nine months of 2005, our net loan charge-offs in each year were no more than 0.15% of average loans outstanding. Because of this sustained trend of low loss experience, and based upon our assessment of probable loss, we have set our allowance for loan losses at September 30, 2005 at $5.6 million, representing 0.94% of total loans outstanding.
      The allowance for loan losses represents management’s estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. We make specific allowances that are allocated to certain individual loans and pools of loans based on risk characteristics, as discussed below. In addition to the allocated portion of the allowance for loan losses, we maintain an unallocated portion that is not assigned to any specific category of loans. This unallocated portion is intended to reserve for the inherent risk in the portfolio and the intrinsic inaccuracies associated with the estimation of the allowance for loan losses and its allocation to specific loan categories. While management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our portfolio, will not require an increase in our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

      The following table shows the allocation of the allowance for loan losses at the dates indicated. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors that may affect future loan losses in the categories of loans shown.

			At December 31,

	At September 30, 2005		2004		2003		2002		2001		2000

		% of Total		% of Total		% of Total		% of Total		% of Total		% of Total
	Amount	Loans(1)	Amount	Loans(1)	Amount	Loans(1)	Amount	Loans(1)	Amount	Loans(1)	Amount	Loans(1)

	(Dollars in thousands)
Balance applicable to:
Commercial	$2,161	14.6%	$667	18.0%	$683	22.7%	$482	26.5%	$900	57.2%	$581	47.0%
Real estate — construction	2,094	36.5	1,577	34.4	672	24.2	229	14.2	120	9.4	90	8.4
Real estate — mortgage	651	36.2	1,477	37.1	1,102	43.2	803	49.7	150	20.9	230	30.3
Consumer	163	2.2	128	2.8	125	4.5	77	4.7	90	7.2	79	8.7
Home equity lines of credit	472	10.5	294	7.7	139	5.4	78	4.9	50	5.3	47	5.6
Unallocated	21	—	20	—	38	—	52	—	125	—	1	—

Total	$5,562	100.0%	$4,163	100.0%	$2,759	100.0%	$1,721	100.0%	$1,435	100.0%	$1,028	100.0%

(1)	Represents total of all outstanding loans in each category as a percent of total loans outstanding.
      The following table sets forth for the periods indicated information regarding changes in the our allowance for loan losses:

			At or For the Years Ended December 31,
	September 30,
	2005		2004	2003	2002	2001	2000

	(Dollars in thousands)
Balance at beginning of period	$4,163		$2,759	$1,721	$1,435	$1,028	$462

Charge-offs:
Commercial	—		—	(195)	(146)	(20)	—
Real estate	—		—	—	(18)	—	—
Consumer	(55)		(174)	(20)	(30)	(17)	(7)
Home equity lines of credit	—		—	—	—	—	—

Total charge-offs	(55)		(174)	(215)	(194)	(37)	(7)

Recoveries:
Commercial	—		125	1	—	—	—
Real estate	—		—	—	—	4	—
Consumer	4		28	—	—	—	—
Home equity lines of credit	—		—	—	—	—	—

Total recoveries	4		153	1	—	4	—

Net charge-offs	(51)		(21)	(214)	(194)	(33)	(7)
Allowance for loan losses on loans purchased	—		—	52	—	—	91
Provision for loan losses charged to operations	1,450		1,425	1,200	480	440	482

Balance at end of period	$5,562		$4,163	$2,759	$1,721	$1,435	$1,028

Ratio of net loan charge-offs to average loans outstanding	0.01	%(1)	0.01%	0.11%	0.15%	0.04%	0.01%

(1)	Annualized

Insurance Agency Activities
      Since inception, we have actively pursued additional non-interest income sources outside of traditional banking operations. We offer insurance products to businesses and individuals through the bank’s wholly-owned operating subsidiary, Gateway Insurance Services, Inc. Gateway Insurance Services, Inc., an independent insurance agency that does not engage in insurance underwriting, was created through the acquisition and integration of three independent insurance agencies. Gateway Insurance Services, Inc., also acquired and integrated a book of business from another agency and an insurance premium financing company. Gateway Insurance Services, Inc. has offices in Edenton, Hertford, Elizabeth City, Plymouth and Kitty Hawk, North Carolina.
      Non-interest income from insurance operations totaled $1.8 million for the first nine months of 2005 as compared to $1.5 million for the same period of 2004. Non-interest income from insurance operations was $1.8 million, $1.5 million and $1.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      Consistent with our long-range strategic objectives, we will continue to consider acquisition opportunities, including whole independent insurance agencies as well as specific books of business from existing agencies.
Investment Activities
      Our portfolio of investment securities, all of which are available for sale, consists primarily of U.S. Treasury and government agency securities, and mortgage-backed securities. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to stockholders’ equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. It is our policy to classify all investment securities as available for sale. The following table summarizes the amortized costs, gross unrealized gains and losses and the resulting market value of securities available for sale:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

	(Dollars in thousands)
September 30, 2005
U.S. government agencies	$42,596	$—	$889	$41,707
Corporate debt securities	1,575	4	65	1,514
Corporate equity securities	1,544	287	—	1,831
Mortgage-backed securities	19,132	—	311	18,821
Municipal securities	7,387	24	60	7,351

	$72,234	$315	$1,325	$71,224

December 31, 2004
U.S. government agencies	$43,709	$6	$471	$43,244
Corporate debt securities	2,613	49	1	2,661
Mortgage-backed securities	40,408	146	86	40,468
Municipal securities	6,239	17	21	6,235

	$92,969	$218	$579	$92,608

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value

	(Dollars in thousands)
December 31, 2003
U.S. government agencies	$24,678	$147	$50	$24,775
Corporate debt securities	2,083	75	—	2,158
Mortgage-backed securities	16,725	160	45	16,840

	$43,486	$382	$95	$43,773

December 31, 2002
U.S. government agencies	$24,020	$293	$—	$24,313
Corporate debt securities	1,397	41	—	1,438
Mortgage-backed securities	18,496	355	1	18,850

	$43,913	$689	$1	$44,601

December 31, 2001
U.S. government agencies	$16,807	$94	$65	$16,836
Corporate debt securities	377	—	1	376
Mortgage-backed securities	13,844	170	—	14,014

	$31,028	$264	$66	$31,226

      The following table summarizes the amortized costs, fair values and weighted average yields, based on amortized cost, of securities available-for-sale at September 30, 2005 and December 31, 2004, by contractual maturity groups:

			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield

	(Dollars in thousands)
September 30, 2005:
Securities available for sale:
U.S. Government agencies:
Due within one year	$5,001	$4,930	2.66%
Due after one but within five years	37,092	36,274	3.99
Due after five but within ten years	503	503	2.75

	42,596	41,707	3.82

Corporate debt/equity securities:
Due within one year	1,544	1,831	0.55
Due after one but within five years	1,575	1,514	7.53

	3,119	3,345	3.71

Mortgage-backed securities:
Due after ten years	19,132	18,821	4.40

	19,132	18,821	4.40

			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield

	(Dollars in thousands)
Municipal securities:
Due after one but within five years	$2,560	$2,529	4.10%
Due after five but within ten years	1,337	1,330	4.51
Due after ten years	3,490	3,492	4.43

	7,387	7,351	4.33

Total securities available for sale:
Due within one year	6,545	6,761	1.97
Due after one but within five years	41,227	40,317	4.13
Due after five but within ten years	1,840	1,833	4.03
Due after ten years	22,622	22,313	4.41

	$72,234	$71,224	4.01

December 31, 2004:
U.S. Government agencies:
Due after one but within five years	$38,181	$37,767	3.27
Due after five but within ten years	5,528	5,477	3.88

	43,709	43,244	3.35

Corporate debt/equity securities:
Due within one year	513	513	0.00
Due after one but within five years	1,563	1,612	5.14
Due after five but within ten years	537	536	6.01

	2,613	2,661	4.23

Mortgage-backed securities:
Due after one but within five years	1,050	1,060	4.29
Due after five but within ten years	318	327	4.60
Due after ten years	39,040	39,081	4.50

	40,408	40,468	4.50

Municipal securities:
Due after one but within five years	1,065	1,065	3.47
Due after five but within ten years	2,260	2,256	3.94
Due after ten years	2,914	2,914	5.17

	6,239	6,235	4.43

Total securities available for sale:
Due within one year	513	513	0.00
Due after one but within five years	41,859	41,504	3.38
Due after five but within ten years	8,643	8,596	4.06
Due after ten years	41,954	41,995	4.55

	$92,969	$92,608	3.95

      We do not engage in, nor do we presently intend to engage in, securities trading activities and therefore do not maintain a trading account. At September 30, 2005 there were no securities of any issuer (other than governmental agencies) that exceeded 10% of our shareholders’ equity.
      The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2005. These unrealized losses on investment securities are a result of increases in interest rates during the nine months ended September 30, 2005 and relate to 16 U.S. government securities and obligations of U.S. government agencies, two corporate debt securities, 18 municipal securities, and six mortgage-backed securities. All unrealized losses on investment securities are considered by management to be temporary given the credit ratings on these investment securities.

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

	(Dollars in thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$25,156	$487	$16,047	$403	$41,203	$890
Corporate debt securities	978	65	—	—	978	65
Municipal securities	4,167	45	753	14	4,920	59
Mortgage-backed securities	14,132	212	4,689	99	18,821	311

Total temporarily impaired securities	$44,433	$809	$21,489	$516	$65,922	$1,325

Sources of Funds
Deposit Activities
      We provide a range of deposit services, including non-interest-bearing checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and management’s desire to increase or decrease certain types or maturities of deposits. We have used brokered deposits as a funding source. However, we strive to establish customer relations to attract core deposits in non-interest-bearing transactional accounts and thus to reduce its costs of funds.
      The following table sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits.

			At December 31,

	September 30, 2005		2004		2003		2002

	Average	Average	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

	(Dollars in thousands)
Interest-bearing NOW, money market and savings accounts	$174,890	1.86%	$118,242	1.31%	$55,852	1.00%	$28,131	1.01%
Time deposits	243,087	3.26	137,440	2.50	125,100	2.84	98,288	3.54

Total interest-bearing deposits	417,977	2.67	255,682	1.95	180,952	2.27	126,419	2.98
Demand and other non-interest-bearing deposits	67,467		52,218		27,943		15,166

Total average deposits	$485,444	2.30%	$307,900	1.62%	$208,895	1.97%	$141,585	2.66%

	At December 31,

	2001		2000

	Average	Average	Average	Average
	Balance	Rate	Balance	Rate

	(Dollars in thousands)
Interest-bearing NOW, money market and savings accounts	$19,534	2.05%	$13,732	3.66%
Time deposits	72,753	5.50	45,342	6.09

Total interest-bearing deposits	92,287	4.77	59,074	5.46
Demand and other non-interest-bearing deposits	9,489		6,323

Total average deposits	$101,776	4.33	$65,397	4.93

      The following table sets forth at the dates indicated the amounts and maturities of certificates of deposit with balances of $100,000 or more at September 30, 2005:

At September 30, 2005

(Dollars in thousands)
Remaining maturity:
Less than three months	$4,616
Over three months through six months	10,107
Over six months through one year	80,409
Over one year through three years	27,029
Over three years through five years	3,583

Total	$125,744

Borrowings
      As additional sources of funding, we use advances from the Federal Home Loan Bank of Atlanta under a line of credit equal to 25% of the bank’s total assets ($185.1 million at September 30, 2005). Outstanding advances at September 30, 2005 were as follows:

			At December 31,
	September 30, 2005	At September 30,
Interest Maturity	Rate	2005	2004	2003

			(In thousands)
January 2, 2004	1.15%	$—	$—	$13,000
May 25, 2004	1.46	—	—	5,000
February 4, 2005	2.14	—	5,000	5,000
July 21, 2005	2.44	—	20,000	—
February 27, 2006	5.45	200	600	1,000
March 17, 2010	5.71	1,500	1,500	1,500
November 10, 2010	5.43	5,000	5,000	5,000
January 24, 2012	3.88	5,500	5,500	5,500
October 23, 2006	3.89	5,000	—	—
April 21, 2008	4.22	5,000	—	—
April 25, 2012	3.33	10,000	—	—
May 19, 2010	3.29	10,000	—	—
June 24, 2010	3.33	10,000	—	—
July 23, 2012	3.33	10,000	—	—

		$62,200	$37,600	$36,000

      Pursuant to collateral agreements with the Federal Home Loan Bank, at September 30, 2005, advances are secured by investment securities available for sale with a fair value of $34.5 million and by loans with a carrying amount of $86.3 million.
      In addition, we may purchase federal funds through three unsecured federal funds lines of credit aggregating $28.9 million. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and term of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate (4.25% at September 30, 2005). We had $6.0 million, $10.9 million and $6.0 million outstanding on these lines of credit as of September 30, 2005, December 31, 2004 and 2003, respectively. The maximum amounts outstanding under these lines of credit at any month-end during 2005, 2004 and 2003 were $17.5 million, $10.9 million and $12.2 million, respectively. The average amounts outstanding under these lines of credit were $4.6 million for the nine months of 2005, $4.7 million for 2004 and $4.1 million for 2003.
      In August of 2003, $8.0 million of trust preferred securities were placed through Gateway Capital Statutory Trust I (the “Trust”). The Trust issuer has invested the total proceeds from the sale of the Trust Preferred in Junior Subordinated Deferrable Interest Debentures (the “Junior Subordinated Debentures”) issued by us. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly, equal to LIBOR plus 3.10%. The dividends paid to holders of the trust preferred securities, which will be recorded as interest expense, are deductible for income tax purposes. The trust preferred securities are redeemable on or after September 17, 2008, in whole or in part. Redemption is mandatory at September 17, 2033. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligation under the guarantee is unsecured and subordinate to our senior and subordinated indebtedness. The principal reason for issuing the trust preferred securities is because they qualify as Tier I capital for regulatory capital purposes (subject to certain limitations), thereby enabling us to enhance both our and the bank’s regulatory capital positions without diluting the ownership of our shareholders.
      In June of 2004, $7.0 million of trust preferred securities were placed through Gateway Capital Statutory Trust II (the “Trust”). The Trust issuer has invested the total proceeds from the sale of the Trust Preferred Securities in Junior Subordinated Deferrable Interest Debentures (the “Junior Subordinated Debentures”) issued by us. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly, equal to the 3 month LIBOR plus 2.65%. The dividends paid to holders of the trust preferred securities, which will be recorded as interest expense, are deductible for income tax purposes. The trust preferred securities are redeemable on or after June 17, 2009, in whole or in part. Redemption is mandatory at June 17, 2034. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligation under the guarantee is unsecured and subordinate to our senior and subordinated indebtedness. Based on current Federal Reserve Board guidelines, $15.0 million in Trust Preferred Securities qualifies as Tier 1 capital and if any excess remained it would qualify as Tier 2 supplementary capital.
      On December 31, 2004, we applied the provisions of FIN 46R to two wholly-owned subsidiary trusts that issued trust preferred securities to third party investors. The application of FIN 46R resulted in the deconsolidation of the wholly-owned trusts. The assets and liabilities of the subsidiary trusts that were deconsolidated totaled $15.5 million and $15.0 million, respectively.

Properties
      The bank currently operates out of the offices set forth below:

	Approximate Square		Year Current Office
Office Location	Footage	Owned/Leased	Opened

North Carolina:
300 D Virginia Road(4)
Edenton	1,500	Leased	2002
1145 North Road Street(1)
Elizabeth City	9,000	Own bldg./	1998
		Lease land
1141 North Road Street(6)
Elizabeth City	5,000	Leased	2003
1404 West Ehringhaus Street(3)
Elizabeth City	2,000	Owned	2004
802 West Ehringhaus Street(2)
Elizabeth City	3,000	Leased	2004
400 West Ehringhaus Street(4)
Elizabeth City	5,000	Owned	2003
147 North Church Street(2)
Hertford	2,000	Owned	2001
3600 N. Croatan Highway(1)
Kitty Hawk	6,500	Owned	2002
100 Moyock Commons Drive(4)
Moyock	4,000	Owned	2004
2808 South Croatan Highway(5)
Nags Head	4,400	Leased	2004
433 U.S. Highway 64 East(4)
Plymouth	5,200	Owned	2000
102 W. Buncombe Street(3)
Roper	550	Owned	2000
Virginia:
111 Gainsbourgh Square(5)
Chesapeake	7,200	Owned	2002
575 Cedar Road(3)
Chesapeake	2,000	Own bldg./	2003
		Lease land
5205 Main Street(3)
Emporia	6,500	Owned	2004
2825 Godwin Boulevard(3)
Suffolk	3,200	Owned	2004
4460 Corporation Lane(3)
Virginia Beach	4,000	Leased	2000
3001 Shore Drive(3)
Virginia Beach	2,000	Leased	2003
713 Independence Boulevard(3)
Virginia Beach	2,200	Leased	2004
1580 Laskin Road(3)
Virginia Beach	7,500	Leased	2005
2098 Princess Anne Road(5)
Virginia Beach	2,500	Own bldg./	2005
		Lease land

      The bank has approval to open the offices set forth below and plans to complete and move into its new operations center in Elizabeth City by January 2006:

	Approximate Square		Date Current Office
Office Location	Footage	Owned/Leased	to Open

North Carolina:
2209 Century Drive(3)
Raleigh.	2,700	Leased	December 2005
112 Corporate Drive(6)
Elizabeth City	27,000	Owned	January 2006

Virginia:
641 South Lynnhaven(3)
Virginia Beach	20,000	Owned	2nd Quarter of 2006

(1)	Includes banking, investment brokerage and insurance services.

(2)	Insurance services only.

(3)	Banking services only.

(4)	Only banking and insurance services.

(5)	Only banking and investment brokerage services.

(6)	Operations buildings.
     All properties owned by us, including land, buildings and improvements, furniture, equipment and vehicles, had a net book value at September 30, 2005 of $27.1 million. In the opinion of our management, such properties are adequately covered by insurance, are in good operating condition, ordinary wear and tear excepted, and are adequate and suitable for the ordinary and regular conduct and operation of our business.
Employees
      As of September 30, 2005, we had 225 full-time equivalent employees. None of these employees are covered by a collective bargaining agreement. We consider relations with our employees to be good.
Litigation
      There are no pending legal proceedings to which we are a party, or of which any of our property is the subject, other than immaterial litigation incidental to our business.

MANAGEMENT
Executive officers and directors
      The following table presents certain information on our executive officers and selected officers of our bank subsidiary:

Name and Age	Title and Previous Five-Year Business Experience

D. Ben Berry, 51	Chairman, President and Chief Executive Officer of Gateway Financial Holdings (October 2001 to present); Chairman and Chief Executive Officer, Gateway Bank & Trust Co., Elizabeth City, North Carolina. Prior to joining the bank, he served in various management capacities with Centura Bank and its predecessor for more than 20 years, including Regional Market Manager, as well as Senior Vice President and Regional Executive.
David R. Twiddy, 48	Senior Executive Vice President of Gateway Financial Holdings (2002 to present); President and Chief Operating Officer, Gateway Bank & Trust Co. (since March 2005); President of the bank’s two subsidiaries, Gateway Insurance Services, Inc. and Gateway Investment Services, Inc. (2000 to 2005). Prior to that, Mr. Twiddy was Vice-President of the predecessor insurance agencies for Gateway Insurance Services, Inc.
Mark A. Jeffries, 50	Interim Chief Financial Officer and Controller of Gateway Financial Holdings (November 2005 to present); Vice President and Controller, Gateway Bank & Trust Co. (2004 to present). Prior to his employment by the bank, Mr. Jeffries was Vice President and Controller of Greenbrier Farms, Inc. (1993 to 2004).
J. Frank Horne, 42	Senior Executive Vice President and Chief Risk Officer of our bank subsidiary (March 2005 to present); Chief Operating Officer of our bank subsidiary (2003 to 2005) and Chesapeake Market President for our bank subsidiary (2002 to 2003); Formerly Commercial Loan Officer at RBC Centura Bank (2000 to 2002).
J. Daniel Fisher, 56	Senior Executive Vice President and Chief Credit Officer of our bank subsidiary (2004 to present); Formerly with RBC Centura Bank from 1984 to 2004, most recently as Special Loans Group manager.
Donna C. Kitchen, 43	Senior Executive Vice President and Chief Administrative Officer of our bank subsidiary (March 2005 to present). Since joining the bank in 1998, she has served in various managerial capacities, including Senior Executive Vice President and Operations Officer. Prior to joining the bank, she served in various managerial capacities for Branch Banking & Trust (and its predecessor) for more than ten years.

      The following table sets forth certain information with respect to each of our directors:

		Current
	Director	Term to
Name and Age	Since	Expire	Previous Five-Years Business Experience

H. Spencer Barrow, 60	2005	2006	Attorney-at-Law, Raleigh, North Carolina.
D. Ben Berry, 51	1998	2008	Chairman, President and Chief Executive Officer of Gateway Financial Holdings and Chairman and Chief Executive Officer of our bank subsidiary.
William Brumsey, III, 64	1998	2007	Attorney-at-Law, Currituck, North Carolina.
Jimmie Dixon, Jr., 69	1998	2008	Chairman of the Board, City Beverage Co., Inc. (beer distributorship) Elizabeth City, North Carolina.
James H. Ferebee, Jr., 62	1998	2007	President, Ferebee & Sons, Inc. (farming), Partner, Ferebee IV Partnership (farm management and sales); both of Shawboro, North Carolina.
Charles R. Franklin, Jr., 63	2004	2008	Area Program Director, Albemarle Mental Health Center; General Partner, BCD&F Enterprises and FDR Properties (real estate); all of Elizabeth City, North Carolina.
Robert Y. Green, Jr., 58	2004	2008	Chief Executive Officer, Caliper, Inc. (power plant maintenance and staffing), Virginia Beach, Virginia.
W. Taylor Johnson, Jr., 64	2005	2006	President, Taylor Johnson Group (commercial insurance agency), Virginia Beach, Virginia.
Robert Willard Luther, III, 40	1998	2006	Owner and Manager, Luther’s, Inc., d/b/a Luther Greenhouses; Owner and Manager, Luther Transportation, Inc.; both of Elizabeth City, North Carolina.
Frances Morrisette Norrell, 45	1998	2007	General Partner, LFM Properties (real estate development); Elizabeth City, North Carolina.
W.C. “Bill” Owens, Jr., 58	1998	2006	President and Manager, W.W. Owens & Sons Moving and Storage, Inc.; President, Albermarle Mini Warehouses, Inc.; Partner, Owens & Robertson (real estate and property rental); General Partner, Owens & Small (real estate development); Vice President, Consolidated Development Corporation (real estate development and property rental); Owner, Owens & Owens (property rental); President, Taylor Mueller Realty (real estate sales); all of Elizabeth City, North Carolina.
Billy G. Roughton, 61	2005	2006	President, BGR Development, Inc. (real estate development), Southern Shores, North Carolina.

		Current
	Director	Term to
Name and Age	Since	Expire	Previous Five-Years Business Experience

Ollin B. Sykes, 54	2003	2007	CPA and Partner, Sykes & Co., P.A. (independent certified public accountants), Edenton, North Carolina.
Frank T. Williams, 70	1998	2006	President and Chief Executive Officer, Frank T. Williams Farms, Virginia Beach, Virginia, and affiliated companies, including: F. T. W. & Sons (farming and real estate development), Virginia Beach, Virginia; Currituck Grain Company, Inc. (grain elevator and feed mill), Moyock, North Carolina; Chesapeake Grain, Inc. (grain elevator and fertilizer manufacturing), Chesapeake, Virginia; Frank T. Williams Farms, Inc. (trucking), Virginia Beach, Virginia; Moyock Farms & Associates, Inc. (farming and real estate), Virginia Beach, Virginia; Grain Depot, Inc. (bonded public grain warehouse), Chesapeake, Virginia; Pungo Ferry Landing, Inc. (real estate) Virginia Beach, Virginia, W. W. Realty Associates, LLC, Virginia Beach, Virginia; Sawyer Farm, Inc. (real estate), Virginia Beach, Virginia; Williams Development Co., Virginia Beach, Virginia; and Williams Farms of North Carolina, Inc. (real estate), Virginia Beach, Virginia.
Jerry T. Womack, 66	2000	2006	President and Chief Executive Officer, Suburban Grading & Utilities, Inc., Norfolk, Virginia.

BENEFICIAL OWNERSHIP OF MANAGEMENT
AND PRINCIPAL SHAREHOLDERS
      The following table presents information regarding beneficial ownership of our common stock as of September 30, 2005, by:

•	Each person known by us to own more than 5% of our voting common stock;

•	Each of our directors;

•	Each of our executive officers; and

•	All of our executive officers and directors as a group.

	Beneficial ownership(a)

	Number of		Percentage
Name (and address of 5% shareholders)	shares		ownership(b)

Directors and executive officers:
H. Spencer Barrow (director)	34,372	(c)	*
D. Ben Berry (director, Chairman, President & CEO)	190,705	(d)	2.5%
William Brumsey, III (director)	152,658	(e)	2.0%
Jimmie Dixon, Jr. (director)	96,875	(f)	1.3%
James H. Ferebee, Jr. (director)	143,749	(g)	1.9%
Charles R. Franklin, Jr. (director)	34,100	(h)	*
Robert Y. Green, Jr. (director)	30,453	(i)	*
Mark A. Jeffries (interim Chief Financial Officer and Controller)	5,701	(j)	*
Taylor Johnson, Jr. (director)	50,000	(k)	*
Robert Willard Luther, III (director)	36,386	(l)	*
Frances Morrisette Norrell (director)	69,517	(m)	*
W.C. “Bill” Owens, Jr. (director)	136,989	(n)	1.8%
Billy G. Roughton (director)	31,073	(o)	*
Ollin B. Sykes (director)	75,991	(p)	1.0%
David R. Twiddy (Senior Executive Vice President)	98,546	(q)	1.3%
Frank T. Williams (director)	257,859	(r)	3.4%
Jerry T. Womack (director) 1190 Harmony Road Norfolk, Virginia 23502	499,402	(s)	6.7%
All directors and executive officers as a group (17 persons)	1,944,376		23.8%

Other 5% shareholder:
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	433,587	(t)	5.7%

NOTES:

(a)	Information relating to beneficial ownership of our common stock by each individual is based upon information furnished by each person using “beneficial ownership” concepts set forth in the rules of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Under such rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest. Accordingly, the individuals named as beneficial owners of shares as to which they may disclaim any beneficial interest. Except as otherwise indicated in the notes to this table, each individual possessed sole voting and investment power as to all shares of common stock set forth opposite their names.

(b)	The ownership percentage of each individual is calculated based on the total of 7,459,881 shares of common stock issued and outstanding as of September 30, 2005, plus the number of shares of common stock that can be issued to that individual within 60 days of September 30, 2005 upon the exercise of stock options held by the individual. The ownership percentage of the group is based on the shares outstanding plus the number of shares of common stock that can be issued to the entire group within 60 days of September 30, 2005 upon the exercise of all stock options held by the group that were exercisable as of September 30, 2005. The ownership percentage is omitted if less than one percent of the outstanding common stock is owned.

(c)	Includes 20,585 shares owned individually and 13,787 shares with shared voting and/or investment power.

(d)	Includes 39,253 shares owned individually, 266 shares with shared voting and/or investment power and presently exercisable options for 151,186 shares.

(e)	Includes 98,534 shares owned individually, 1,465 shares with shared voting and/or investment power and presently exercisable options for 52,659 shares.

(f)	Includes 35,114 shares owned individually, 9,102 shares with shared voting and/or investment power and presently exercisable options for 52,659 shares.

(g)	Includes 83,586 shares owned individually, 7,504 shares with shared voting and/or investment power and presently exercisable options for 52,659 shares.

(h)	Includes 12,100 shares owned individually and presently exercisable options for 22,000 shares.

(i)	Includes 7,818 shares owned individually, 635 shares with shared voting and/or investment power and presently exercisable options for 22,000 shares.

(j)	Includes 201 shares owned individually and presently exercisable options for 5,500 shares.

(k)	Includes 30,000 shares owned individually and presently exercisable options for 20,000 shares.

(l)	Includes 7,576 shares owned individually, 119 shares with shared voting and/or investment power and presently exercisable options for 28,691 shares.

(m)	Includes 14,125 shares owned individually, 2,733 shares with shared voting and/or investment power and presently exercisable options for 52,659 shares.

(n)	Includes 30,541 shares owned individually, 53,789 shares with shared voting and/or investment power and presently exercisable options for 52,659 shares.

(o)	Includes 11,073 shares owned individually and presently exercisable options for 20,000 shares.

(p)	Includes 23,690 shares owned individually, 30,301 shares with shared voting and/or investment power and presently exercisable options for 22,000 shares.

(q)	Includes 38,627 shares owned individually and presently exercisable options for 59,919 shares.

(r)	Includes 205,200 shares owned individually and presently exercisable options for 52,659 shares.

(s)	Includes 403,869 shares owned individually, 55,000 shares with shared voting and/or investment power and presently exercisable options for 40,533 shares. Based on a Schedule 13D filed by Mr. Womack on April 6, 2005, with the Securities and Exchange Commission, and adjusted for the stock split effected as an 11-for-10 stock dividend in May 2005.

(t)	Based on a Schedule 13F filed by Wellington Management Company, LLP on August 14, 2005, with the Securities and Exchange Commission, reporting its ownership as of June 30, 2005, and adjusted for the stock split effected as an 11-for-10 stock dividend in May 2005.

UNDERWRITING
      We have entered into an underwriting agreement with Keefe, Bruyette & Woods, Inc., with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, Keefe, Bruyette & Woods, Inc. has agreed to purchase from us 2,000,000 shares of common stock.
      The underwriting agreement provides that the Underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in that agreement, including:

•	the representations and warranties made by us to the Underwriter are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents to the Underwriter.
      The Underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the Underwriter is not obligated to take or pay for the shares of our common stock covered by the Underwriter’s over-allotment option described below, unless and until this option is exercised.
Over-Allotment Option
      We have granted the Underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 300,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the Underwriter to the extent the over-allotment option is exercised. The Underwriter may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.
Commissions and Expenses
      The Underwriter proposes to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.576 per share. The Underwriter may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the public offering of the common stock, the Underwriter may change the offering price and other selling terms.
      The following table shows the per share and total underwriting discounts and commissions we will pay the Underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase additional shares.

		Total without	Total with
		over-allotment	over-allotment
	Per share	exercise	exercise

Public offering price	$16.00	$32,000,000	$36,800,000
Underwriting discounts and commissions payable by us	$0.96	$1,920,000	$2,208,000
Proceeds before expenses	$15.04	$30,080,000	$34,592,000
      We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $360,000 and are payable by us.
Lock-Up Agreements
      We, and each of our directors and executive officers, have agreed, for a period of 90 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.
      The 90-day restricted period described above is subject to extension under limited circumstances. In the event either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.
Indemnity
      We have agreed to indemnify the Underwriter and persons who control the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the Underwriter may be required to make for these liabilities.
Stabilization
      In connection with this offering, the Underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

•	Over-allotment transactions involve sales by the Underwriter of common stock in excess of the number of shares the Underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the Underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The Underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase common stock through exercise of the over-allotment option. If the Underwriter sells more common stock than could be covered by exercising the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the Underwriter is concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the Underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
      In connection with this offering, the Underwriter and any selling group members who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in our common stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The Underwriter and other dealers are not required to engage in passive market making, and they may end passive market making activities at any time.
Our Relationship with the Underwriter
      The Underwriter and some of its affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for those services.
      At our request, the Underwriter has reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and to other persons with whom we have a business relationship, who have expressed an interest in participating in this program. No more than 7% of the common stock offered in this offering will be sold to these persons under the directed share program. Any reserved shares that are not purchased may be reallocated to other persons for whom these shares are reserved, or they may be sold to the general public. The number of shares available for sale to the general public will be reduced if these persons purchase the reserved shares. Purchases of the reserved shares will be made on the same terms and conditions as purchases made by persons unrelated to us, and the shares sold under this program will be subject to a 90-day lock-up arrangement.
      The common stock is being offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the Underwriter and other conditions. The Underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.
LEGAL MATTERS
      Maupin Taylor P.A., Raleigh, North Carolina, will pass upon the legality of the securities offered by this prospectus for us. Certain legal matters will be passed upon for the underwriter by Nelson Mullins Riley & Scarborough LLP, Washington, D.C.

EXPERTS
      The audited consolidated financial statements of Gateway Financial as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of Dixon Hughes PLLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission are available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our website is www.gatewaybankandtrust.com.
      We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933, as amended, for the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. You can obtain the full registration statement from the SEC as indicated above.
DOCUMENTS INCORPORATED BY REFERENCE
      The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC (under our Exchange Act file no. 000-33223). This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and the information we file subsequently with the SEC will automatically update and supersede the information in this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. The information included elsewhere in this prospectus and the following information incorporated by reference is considered to be part of this prospectus:

•	our Annual Report on Form 10-KSB for the year ended December 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;

•	our Current Reports on Form 8-K since December 31, 2004 (including the description of our common stock included in the Current Report on Form 8-K filed on November 17, 2005); and

•	any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the common stock under this prospectus.
      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Information on our website at www.gatewaybankandtrust.com is not incorporated by reference and is not a part of this prospectus.

      You may request a copy of these filings, at no cost (excluding exhibits), by writing or telephoning us at the following address:
D. Ben Berry, President
Gateway Financial Holdings, Inc.
1145 North Road Street
Elizabeth City, North Carolina 27909
(252) 334-1511
      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

GATEWAY FINANCIAL HOLDINGS, INC. & SUBSIDIARIES

GATEWAY FINANCIAL HOLDINGS, INC.

AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004*

	(Unaudited)
	(In thousands,
	except share data)
ASSETS
Cash and due from banks	$13,406	$9,028
Interest-earning deposits in other banks	3,382	1,245
Investment in securities available for sale, at fair value	71,224	92,608
Loans	590,439	381,956
Allowance for loan losses	(5,562)	(4,163)

NET LOANS	584,877	377,793
Accrued interest receivable	4,491	2,697
Stock in Federal Reserve Bank, at cost	722	722
Stock in Federal Home Loan Bank of Atlanta, at cost	3,877	2,321
Premises and equipment, net	27,110	18,895
Core deposit intangibles, net	3,003	3,169
Goodwill	7,473	7,473
Bank-owned life insurance	17,040	16,507
Other assets	3,674	3,270

TOTAL ASSETS	$740,279	$535,728

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits
Demand	$78,818	$52,348
Savings	9,220	10,860
Money market and NOW	179,788	157,639
Time	320,232	185,412

TOTAL DEPOSITS	588,058	406,259
Short-term borrowings	6,202	35,861
Long-term borrowings	77,465	28,065
Accrued expenses and other liabilities	1,361	1,225

TOTAL LIABILITIES	673,086	471,410

Stockholders’ Equity
Preferred stock, 1,000,000 shares authorized, none issued	—	—
Common stock, no par value, 10,000,000 shares authorized, 7,459,881 and 6,659,073 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively	63,757	62,726
Deferred compensation — restricted stock	(61)	—
Retained earnings	4,117	1,813
Accumulated other comprehensive loss	(620)	(221)

TOTAL STOCKHOLDERS’ EQUITY	67,193	64,318

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$740,279	$535,728

*	Derived from audited consolidated financial statements.
See accompanying notes.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Amounts in thousands, except share and per share data)
Interest Income
Interest and fees on loans	$9,885	$4,635	$24,683	$12,154
Investment securities available for sale:
Taxable	620	327	2,034	1,131
Tax-exempt	28	18	142	31
Interest-earning bank deposits	83	13	114	26
Other interest and dividends	46	37	163	97

Total Interest Income	10,662	5,030	27,136	13,439

Interest Expense
Money market, NOW and savings deposits	992	429	2,436	960
Time deposits	2,715	711	5,923	2,275
Short-term borrowings	32	182	881	305
Long-term borrowings	789	323	1,674	965

Total Interest Expense	4,528	1,645	10,914	4,505

Net Interest Income	6,134	3,385	16,222	8,934
Provision for Loan Losses	550	400	1,450	975

Net Interest Income After Provision for Loan Losses	5,584	2,985	14,772	7,959

Non-Interest Income
Service charges on deposit accounts	623	381	1,637	1,046
Mortgage operations	189	348	594	684
Gain on sale of securities	64	—	83	160
Gain on sale of loans	—	—	127	—
Loss on sale of premises and equipment	—	(30)	—	(30)
Insurance operations	610	569	1,789	1,461
Brokerage operations	147	119	431	327
Income from bank-owned life insurance	165	104	533	279
Other	209	97	537	238

Total Non-Interest Income	2,007	1,588	5,731	4,165

Non-Interest Expense
Personnel costs	2,943	1,970	8,095	5,425
Occupancy and equipment	1,163	704	3,350	2,071
Data processing fees	219	152	662	409
Other (Note 4)	1,706	977	4,342	2,356

Total Non-Interest Expense	6,031	3,803	16,449	10,261

Income Before Income Taxes	1,560	770	4,054	1,863
Income Tax Expense	545	223	1,335	492

Net Income	$1,015	$547	$2,719	$1,371

Net Income Per Common Share
Basic	$0.14	$0.11	$0.37	$0.32

Diluted	0.13	0.10	0.35	0.28

Weighted Average Shares Outstanding

Basic	7,406,861	5,197,289	7,384,022	4,348,345

Diluted	7,775,329	5,451,832	7,717,988	4,819,412

See accompanying notes.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (Unaudited)

				Deferred	Accumulated
	Common Stock			Compensation	Other	Total
			Retained	— Restricted	Comprehensive	Stockholders’
	Shares	Amount	Earnings	Stock	Loss	Equity

	(Amounts in thousands, except share data)
Balance at December 31, 2004	6,659,073	$62,726	$1,813	$—	$(221)	$64,318
Comprehensive income:
Net income	—	—	2,719	—	—	2,719
Other comprehensive loss:
Unrealized holding loss on available for sale securities	—	—	—	—	(399)	(399)

Total comprehensive income						66,638

Dividends ($.06 per share)	—	—	(415)	—	—	(415)
Deferred compensation — issuance of restricted stock	10,230	132	—	(132)	—	—
Shares issued in 11 for 10 stock split effected as a 10% stock dividend	671,740	—	—	—	—	—
Shares issued in exercise of stock options	118,838	887	—	—	—	887
Recognition of deferred compensation — restricted stock	—	—	—	71	—	71
Tax benefit from the exercise of stock options	—	12	—	—	—	12

Balance at September 30, 2005	7,459,881	$63,757	$4,117	$(61)	$(620)	$67,193

See accompanying notes.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30,

	2005	2004

	(Amounts in thousands)
Cash Flows from Operating Activities
Net income	$2,719	$1,371
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	166	79
Depreciation and amortization	1,255	903
Provision for loan losses	1,450	975
Loss on sale of bank premises and equipment	—	30
Gain on sale of loans	(127)	—
Gain on sale of investment securities available for sale	(83)	(160)
Deferred compensation — restricted stock	71	—
Earnings on bank-owned life insurance	(533)	(279)
Proceeds from sale of loans	2,536	—
Changes in assets and liabilities:
Increase in accrued interest receivable	(1,794)	(578)
Increase in other assets	(143)	(966)
Increase (decrease) in accrued expenses and other liabilities	136	(451)

Net Cash Provided by Operating Activities	5,653	924

Cash Flows from Investing Activities
Purchases of investment securities available for sale	(3,701)	(26,087)
Maturities, sales and calls of investment securities available for sale	24,344	33,674
Net increase in loans	(208,534)	(99,773)
Net loan originations	(2,409)	—
Purchases of premises and equipment	(9,294)	(3,558)
Proceeds from sale of bank premises and equipment	—	181
Purchase of FHLB stock	(1,556)	(880)
Purchase of bank-owned life insurance	—	(4,000)
Net cash paid in branch acquisitions	—	(140)

Net Cash Used by Investing Activities	(201,150)	(100,583)

Cash Flows from Financing Activities
Net increase in deposits	181,799	55,803
Net increase (decrease) in short term borrowings	(29,659)	26,200
Net increase in long term borrowings	49,400	1,600
Cash dividends paid	(415)	(10)
Proceeds from the exercise of common stock warrants	—	12,122
Proceeds from the exercise of stock options	887	311

Net Cash Provided by Financing Activities	202,012	96,026

Net Increase (Decrease) in Cash and Cash Equivalents	6,515	(3,633)
Cash and Cash Equivalents, Beginning	10,273	12,828

Cash and Cash Equivalents, Ending	$16,788	$9,195

See accompanying notes.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
NOTE 1 — BASIS OF PRESENTATION
Gateway Bank & Trust Co. (the “Bank”) was incorporated November 24, 1998 and began banking operations on December 1, 1998. Effective October 1, 2001, the Bank became a wholly-owned subsidiary of Gateway Financial Holdings, Inc. (the “Company”), a financial holding company whose principal business activity consists of the ownership of the Bank, Gateway Capital Statutory Trust I, and Gateway Capital Statutory Trust II.
The Bank is engaged in general commercial and retail banking in Eastern North Carolina and in the Tidewater area of Southeastern Virginia, operating under state banking laws and the rules and regulations of the Federal Reserve System and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.
The Bank has two wholly-owned subsidiaries, Gateway Investment Services, Inc., whose principal activity is to engage in brokerage services as an agent for non-bank investment products and services, and Gateway Insurance Services, Inc., an independent insurance agency with offices in Edenton, Hertford, Elizabeth City, Moyock, Plymouth and Kitty Hawk, North Carolina.
The Company formed Gateway Capital Statutory Trust I in 2003 and Gateway Capital Statutory Trust II in 2004, both of which are wholly owned by the Company, to facilitate the issuance of trust preferred securities totaling $8.0 million and $7.0 million, respectively. Adoption of FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, resulted in the deconsolidation of these trust preferred subsidiaries. Upon deconsolidation, the junior subordinated debentures issued by the Company to the trusts were included in long-term debt and the Company’s equity interest in the trusts was included in other assets. The deconsolidation of the trusts did not materially impact net income during 2004.
The trust preferred securities presently qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary. The junior subordinated debentures do not qualify as Tier 1 regulatory capital. On March 1, 2005, the Board of Governors of the Federal Reserve issued the final rule that retains the inclusion of trust preferred securities in Tier 1 capital of bank holding companies, but with stricter quantitative limits and clearer qualitative standards. Under the new rule, after a three-year transition period, the aggregate amount of trust preferred securities and certain other capital elements will be limited to 25 percent of Tier 1 capital elements, net of goodwill less any associated deferred tax liability. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions.
All intercompany transactions and balances have been eliminated in consolidation. In management’s opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of September 30, 2005 and for the three month and nine month periods then ended, in conformity with accounting principles generally accepted in the United States of America.
The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the amounts of income and expense during the reporting period. Actual results could differ from those estimates. Operating results for the three month and nine month periods ended September 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005.
The organization and business of the Company, the accounting policies followed by the Company and other relevant information are contained in the notes to the consolidated financial statements filed as part

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005

NOTE 1 —	BASIS OF PRESENTATION (Continued)
of the Company’s 2004 annual report on Form 10-KSB. This quarterly report should be read in conjunction with such annual report.
NOTE 2 — STOCK COMPENSATION PLANS
Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date and, under Opinion No. 25, no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied. During the third quarter of 2005, 22,500 stock options were granted to employees at a weighted average price of $17.69 per share and 55,984 options were exercised by an employee and director at a weighted average price per share of $6.98. Year to date, 118,838 options have been exercised at a weighted average exercise price of $7.17 per share. Also, during the third quarter of 2005, 5,500 shares of restricted stock were issued with restrictions that expire July 2006.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Amounts in thousands, except per share data)
Net income:
As reported	$1,015	$547	$2,719	$1,371
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	265	25	951	77

Pro forma	$750	$522	$1,768	$1,294

Basic earnings per share:
As reported	$0.14	$0.11	$0.37	$0.32
Pro forma	0.10	0.10	0.24	0.30

Diluted earnings per share:
As reported	$0.13	$0.10	$0.35	$0.28

Pro forma	0.10	0.10	0.23	0.27

NOTE 3 — COMMITMENTS
In the normal course of business there are commitments and contingent liabilities, such as commitments to extend credit, that may or may not require future cash outflows. The following table reflects commitments of the Company outstanding as of September 30, 2005. In addition, we expect our premises

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
NOTE 3 — COMMITMENTS (Continued)
and equipment balance to increase over 25% over the current balance in the next 12 months for our building projects.

	Total
	Amounts	Within			After
Other Commitments	Committed	1 Year	2-3 Years	4-5 Years	5 Years

	(In thousands)
Undisbursed home equity credit lines	$38,583	$38,583	$—	$—	$—
Other commitments and credit lines	72,610	72,610	—	—	—
Undisbursed portion of construction loans	76,284	76,284	—	—	—
Standby letters of credit	3,819	3,819	—	—	—

Total other commitments	$191,296	$191,296	$—	$—	$—

NOTE 4 — OTHER NON-INTEREST EXPENSE
The major components of other non-interest expense are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Amounts in thousands)
Postage, printing and office supplies	$416	$232	$1,015	$605
Advertising and promotion	151	167	324	307
Professional services	391	172	897	419
Other	748	406	2,106	1,025

	$1,706	$977	$4,342	$2,356

NOTE 5 — COMPREHENSIVE INCOME
A summary of comprehensive income (loss) is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Amounts in thousands)
Net income	$1,015	$547	$2,719	$1,371
Other comprehensive income (loss):
Net increase (decrease) in the fair value of investment securities available for sale, net of tax	(232)	663	(399)	(125)

Total comprehensive income	$783	$1,210	$2,320	$1,246

NOTE 6 — PER SHARE RESULTS
Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
NOTE 6 — PER SHARE RESULTS (Continued)
common shares that may be issued by the Company relate to outstanding stock options and warrants and are determined using the treasury stock method.
The basic and diluted weighted average shares outstanding are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Weighted average outstanding shares used for basic EPS	7,406,861	5,197,289	7,384,022	4,348,345
Plus incremental shares from assumed exercise of:
Stock options	364,522	254,470	331,585	233,985
Restricted stock	3,946	—	2,381	—
Warrants	—	73	—	237,082

Weighted average outstanding shares used for diluted EPS	7,775,329	5,451,832	7,717,988	4,819,412

No adjustments were required to be made to net income in the computation of diluted earnings per share. During the third quarter of 2005 none of the stock options that were granted were classified as antidilutive as of September 30, 2005. However, the 55,000 options granted during the second quarter are antidilutive as of September 30, 2005. On May 16, 2005, the Board of Directors approved an 11-for-10 stock split effected in the form of a stock dividend payable on June 20, 2005 to shareholders of record as of May 30, 2005. All references to per share results and weighted average common and common equivalent shares outstanding have been adjusted to reflect these stock splits.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
NOTE 7 — BUSINESS SEGMENT REPORTING
In addition to its banking operations, the Company has two other reportable segments, Gateway Investment Services, Inc., whose principal activity is to engage in brokerage services as an agent for non-bank investment products and services, and Gateway Insurance Services, Inc., an independent insurance agency. Set forth below is certain financial information for each segment and in total:

	Total	Banking	Brokerage	Insurance

	(Amounts in thousands)
Total Assets At September 30, 2005	$740,279	$738,267	$164	$1,848

Three Months Ended September 30, 2005
Net interest income	$6,134	$6,126	—	$8
Non-interest income	2,007	1,251	146	610

Total income	$8,141	$7,377	$146	$618

Net income	$1,015	$812	$55	$148

Three Months Ended September 30, 2004
Net interest income	$3,385	$3,382	$—	$3
Non-interest income	1,588	900	119	569

Total income	$4,973	$4,282	$119	$572

Net income	$547	$475	$2	$70

Nine Months Ended September 30, 2005
Net interest income	$16,222	$16,194	$—	$28
Non-interest income	5,731	3,512	430	1,789

Total income	$21,953	$19,706	$430	$1,817

Net income	$2,719	$2,236	$76	$407

Nine Months Ended September 30, 2004
Net interest income	$8,934	$8,930	$—	$4
Non-interest income	4,165	2,377	327	1,461

Total income	$13,099	$11,307	$327	$1,465

Net income	$1,371	$1,151	$56	$164

NOTE 8 — RECLASSIFICATION
Certain amounts presented on the accompanying consolidated balance sheet as of December 31, 2004 have been reclassified to conform with the presentation as of September 30, 2005. The reclassifications had no effect on the net income or total stockholders’ equity as previously reported.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors
Gateway Financial Holdings, Inc.
Elizabeth City, North Carolina
We have audited the accompanying consolidated balance sheets of Gateway Financial Holdings, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gateway Financial Holdings, Inc. and subsidiary at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Sanford, North Carolina
February 11, 2005

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003

	(In thousands, except
	share data)
ASSETS
Cash and due from banks	$9,028	$7,676
Interest-earning deposits in other banks	1,245	5,152
Investment in securities available for sale, at fair value (Note C)	92,608	43,773
Loans (Note D)	381,956	231,740
Allowance for loan losses (Note D)	(4,163)	(2,759)

NET LOANS	377,793	228,981
Accrued interest receivable	2,697	1,301
Stock in Federal Reserve Bank, at cost	722	722
Stock in Federal Home Loan Bank of Atlanta, at cost	2,321	2,050
Premises and equipment, net (Note E)	18,895	11,967
Core deposit intangibles, net (Note R)	3,169	607
Goodwill (Notes O and R)	7,473	2,975
Bank-owned life insurance	16,507	7,106
Other assets	3,270	2,516

TOTAL ASSETS	$535,728	$314,826

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$52,348	$37,454
Savings	10,860	4,428
Money market and NOW	157,639	70,010
Time (Note F)	185,412	126,560

TOTAL DEPOSITS	406,259	238,452
Borrowings (Note G)	63,926	50,000
Accrued expenses and other liabilities	1,225	1,403

TOTAL LIABILITIES	471,410	289,855

Commitments (Notes D and L)
Stockholders’ Equity (Notes I, K and N)
Preferred stock, 1,000,000 shares authorized, none issued	—	—
Common stock, no par value, 10,000,000 shares authorized, 6,659,073 and 3,167,542 shares issued and outstanding at December 31, 2004 and 2003, respectively	62,631	24,896
Retained earnings (deficit)	1,908	(102)
Accumulated other comprehensive income (loss)	(221)	177

TOTAL STOCKHOLDERS’ EQUITY	64,318	24,971

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$535,728	$314,826

See accompanying notes.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(Amounts in thousands, except
	share and per share data)
INTEREST INCOME
Interest and fees on loans	$17,509	$11,511	$8,178
Investment securities available for sale
Taxable	1,835	1,851	1,959
Tax-exempt	64	—	—
Interest-earning bank deposits	102	21	67
Other interest and dividends	122	103	107

TOTAL INTEREST INCOME	19,632	13,486	10,311

INTEREST EXPENSE
Money market, NOW and savings deposits	1,553	557	285
Time deposits (Note F)	3,430	3,555	3,479
Borrowings	1,708	1,229	1,055

TOTAL INTEREST EXPENSE	6,691	5,341	4,819

NET INTEREST INCOME	12,941	8,145	5,492
PROVISION FOR LOAN LOSSES (Note D)	1,425	1,200	480

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,516	6,945	5,012

NON-INTEREST INCOME
Service charges on deposit accounts	1,500	898	582
Mortgage operations	872	1,111	422
Insurance operations	1,832	1,480	1,264
Brokerage operations	463	240	193
Gain on sale of securities	159	244	266
Gain on sale of membership interest in mortgage company	281	—	—
Income from bank-owned life insurance	401	146	—
Other	349	366	99

TOTAL NON-INTEREST INCOME	5,857	4,485	2,826

NON-INTEREST EXPENSE
Personnel costs	7,838	5,549	3,947
Occupancy and equipment	2,884	1,864	974
Data processing fees	606	397	493
Other (Note J)	3,325	2,420	1,797

TOTAL NON-INTEREST EXPENSE	14,653	10,230	7,211

INCOME BEFORE INCOME TAXES	2,720	1,200	627
INCOME TAXES (Note H)	710	—	—

NET INCOME	$2,010	$1,200	$627

NET INCOME PER COMMON SHARE
Basic	$0.45	$0.36	$0.19

Diluted	$0.41	$0.35	0.19

See accompanying notes.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(Amounts in thousands)
Net income	$2,010	$1,200	$627

Other comprehensive income:
Securities available for sale:
Unrealized holding gains (losses) on available-for-sale securities	(489)	(157)	756
Tax effect	188	38	(227)
Reclassification of gains recognized in net income	(159)	(244)	(266)
Tax effect	62	58	80

Total other comprehensive income (loss)	(398)	(305)	343

Comprehensive income	$1,612	$895	$970

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years Ended December 31, 2004, 2003 and 2002

				Accumulated
	Common Stock		Retained	Other
			Earnings	Comprehensive	Total
	Shares	Amount	(Deficit)	Income (Loss)	Equity

	(Amounts in thousands, except share data)
Balance at December 31, 2001	2,732,765	$24,788	$(1,929)	$139	$22,998
Net income	—	—	627	—	627
Other comprehensive income	—	—	—	343	343
Shares issued in 11-for-10 stock split effected as a 10% stock dividend	273,242	—	—	—	—

Balance at December 31, 2002	3,006,007	24,788	(1,302)	482	23,968
Net income	—	—	1,200	—	1,200
Other comprehensive loss	—	—	—	(305)	(305)
Shares issued in exercise of common stock warrants	11,662	112	—	—	112
Shares issued in 21-for-20 stock split effected as a 5% stock dividend	149,873	—	—	—	—
Cash paid for fractional shares	—	(4)	—	—	(4)

Balance at December 31, 2003	3,167,542	24,896	(102)	177	24,971
Net income	—	—	2,010	—	2,010
Other comprehensive loss	—	—	—	(398)	(398)
Shares issued in exercise of common stock warrants	1,320,817	12,111	—	—	12,111
Shares issued in subsidiary acquisition	38,013	503	—	—	503
Shares issued from options exercise	39,517	311	—	—	311
Issuance of common stock	1,932,000	24,915	—	—	24,915
Shares issued in 21-for-20 stock split effected as a 5% stock dividend	161,184	—	—	—	—
Cash dividends ($.02 per share)	—	(95)	—	—	(95)
Cash paid for fractional shares	—	(10)	—	—	(10)

Balance at December 31, 2004	6,659,073	$62,631	$1,908	$(221)	$64,318

See accompanying notes.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(Amounts in thousands)
Cash Flows From Operating Activities
Net income	$2,010	$1,200	$627
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	130	59	49
Depreciation and amortization	1,310	1,286	555
Deferred income taxes	(308)	(368)	—
Realized gain on available-for-sale securities	(159)	(244)	(267)
Earnings on bank-owned life insurance	(401)	(146)	—
Realized gain on sale of loans	—	(98)	(63)
Realized loss on sale of foreclosed real estate	—	27	37
Realized (gain) loss on sale of bank premises and equipment	14	(118)	—
Provision for loan losses	1,425	1,200	480
Change in assets and liabilities:
(Increase) decrease in accrued interest receivable	(1,396)	(117)	(401)
(Increase) decrease in other assets	92	(1,171)	(235)
Increase in accrued expenses and other liabilities	(252)	300	58

Net Cash Provided by Operating Activities	2,465	1,810	840

Cash Flows From Investing Activities
Purchases of available-for-sale securities	(87,212)	(31,925)	(45,289)
Maturities, sales and calls of available-for-sale securities	37,620	32,089	32,472
Proceeds from sale of loans	—	1,973	1,552
Net increase in loans from originations and repayments	(149,605)	(68,809)	(56,161)
Proceeds from sale of foreclosed real estate	—	203	193
Proceeds from sale of bank premises and equipment	209	330	—
Purchase of premises and equipment	(6,033)	(1,971)	(5,029)
Purchase of Federal Reserve Bank stock	—	(255)	—
Purchase of Federal Home Loan Bank stock	(271)	(380)	(755)
Purchase of bank owned life insurance	(9,000)	(6,960)	—
Net cash (paid) received in branch and subsidiary acquisitions	117,361	11,260	—

Net Cash Used by Investing Activities	(96,931)	(64,445)	(73,017)

Cash Flows From Financing Activities
Increase in deposits	41,001	47,248	58,945
Net increase in FHLB advances	1,600	7,600	10,100
Net increase in federal funds purchased	4,861	2,999	1
Proceeds from issuance of junior subordinated debentures	7,217	8,000	—
Proceeds from exercise of stock options	311	—	—
Proceeds from issuance of common stock	24,915	—	—
Proceeds from the conversion of common stock warrants	12,111	112	—
Cash paid dividends	(95)	—	—
Cash paid for fractional shares	(10)	(4)	—

Net Cash Provided by Financing Activities	91,911	65,955	69,046

Net Increase (Decrease) in Cash and Cash Equivalents	(2,555)	3,320	(3,131)
Cash and Cash Equivalents, Beginning	12,828	9,508	12,639

Cash and Cash Equivalents, Ending	$10,273	$12,828	$9,508

Supplemental Disclosures of Cash Flow Information
Interest paid	$6,788	$5,290	$4,772

Income taxes paid	$1,220	$162	$—

Supplemental Disclosures of Noncash Investing Activities
Unrealized holding gains (losses) on available-for-sale securities, net	$(398)	$(305)	$343

Transfer from loans to real estate acquired in settlement of loans	$—	$—	$230

Deconsolidation of grantor trust	$248	$—	$—

Noncash assets acquired and liabilities assumed in a business combination are presented in Note O.
See accompanying notes.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE A — ORGANIZATION AND OPERATIONS
Gateway Bank & Trust Co. (the “Bank”) was incorporated November 24, 1998 and began banking operations on December 1, 1998. Effective October 1, 2001, the Bank became a wholly-owned subsidiary of Gateway Financial Holdings, Inc. (the “Company”), a financial holding company whose principal business activity consists of the ownership of the Bank, Gateway Capital Statutory Trust I, and Gateway Capital Statutory Trust II.
The Bank is engaged in general commercial and retail banking in Northeastern North Carolina and in the Tidewater area of Southeastern Virginia, operating under state banking laws and the rules and regulations of the Federal Reserve System and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.
The Bank has two wholly-owned subsidiaries, Gateway Investment Services, Inc., whose principal activity is to engage in brokerage services as an agent for non-bank investment products and services, and Gateway Insurance Services, Inc., an independent insurance agency with offices in Edenton, Hertford, Elizabeth City, Moyock, Plymouth and Kitty Hawk, North Carolina.
The Company formed Gateway Capital Statutory Trust I in 2003 and Gateway Capital Statutory Trust II in 2004, both of which are wholly owned by the Company, to facilitate the issuance of trust preferred securities totaling $8.0 million and $7.0 million, respectively. Adoption of FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities resulted in the deconsolidation of these trust preferred subsidiaries. Upon deconsolidation, the junior subordinated debentures issued by the Company to the trusts were included in long-term debt and the Company’s equity interest in the trusts was included in other assets. The deconsolidation of the trusts did not materially impact net income.
The trust preferred securities presently qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary. The junior subordinated debentures do not qualify as Tier 1 regulatory capital. On March 1, 2005, the Board of Governors of the Federal Reserve issued the final rule that would retain the inclusion of trust preferred securities in Tier 1 capital of bank holding companies, but with stricter quantitative limits and clearer qualitative standards. Under the new rule, after a three-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25 percent of tier 1 capital elements, net of goodwill less any associated deferred tax liability. The amount of trust preferred securities and certain other elements in excess of the limit could be included in tier 2 capital, subject to restrictions. The Company believes that the Bank would remain “well capitalized” under the new Federal Reserve Board guidelines.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of Gateway Financial Holdings, Inc. and Gateway Bank & Trust Co. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents
For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “Cash and due from banks” and “Interest-earning deposits in other banks.”

Investment Securities Held to Maturity
Investment securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investment Securities Available for Sale
Investment securities available for sale are reported at fair value and consist of debt instruments that are not classified as either trading securities or as held to maturity securities. Unrealized holding gains and losses, net of deferred income tax, on available for sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of investment securities available for sale are determined using the specific-identification method. Declines in the fair value of individual held to maturity and investment securities available for sale below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses
The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio. Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bank to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Foreclosed Real Estate
Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations of the property are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful asset lives of 3 — 10 years for furniture and equipment, 5 years for vehicles, and 40 years for bank premises. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Federal Home Loan Bank and Federal Reserve Bank Stock
As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”) and the Federal Reserve Bank (“FRB”). These investments are carried at cost. Due to the redemption provisions of these entities, the Company estimated that fair value equals cost and that this investment was not impaired at December 31, 2004.

Intangible Assets
Branch and business acquisitions typically result in the Company recording certain intangible assets, principally deposit base premiums and goodwill. The Company’s policy is to amortize core deposit intangibles on a straight-line basis over ten years. Other acquisition-related intangible assets, including goodwill and intangible assets previously subject to Statement of Financial Accounting Standards No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, are subject to periodic review and are adjusted for any impairment in value.

Income Taxes
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income
The Company reports as comprehensive income all changes in shareholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

Mortgage Operations
The Bank originates single family, residential first mortgage loans on a presold basis. Such loans are closed by a third party and therefore are not shown in the Company’s consolidated financial statements. The Bank recognizes certain origination and service release fees upon the sale, which are included in non-interest income on the statements of operations under the caption “Mortgage operations.” Also included under this caption is income derived from equity investments in certain mortgage companies.

Stock Compensation Plans
Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date and, under Opinion No. 25, no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

	2004	2003	2002

	(Amounts in thousands, except
	per share data)
Net income:
As reported	$2,010	$1,200	$627
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	1,429	203	210

Pro forma	$581	$997	$417

Basic net income per share:
As reported	$0.45	$0.36	$0.19
Pro forma	0.13	0.30	0.13
Diluted net income per share:
As reported	$0.41	$0.35	$0.19
Pro forma	0.12	0.29	0.13

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Per Share Results
Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and warrants, and are determined using the treasury stock method.
The basic and diluted weighted average shares outstanding are as follows:

	2004	2003	2002

Weighted average outstanding shares used for basic EPS	4,478,760	3,316,768	3,314,122
Plus incremental shares from assumed exercise of:
Stock options	225,134	92,674	7,327
Warrants	178,809	48,486	—

Weighted average outstanding shares used for diluted EPS	4,882,703	3,457,928	3,321,449

On May 14, 2002, the Company’s Board of Directors declared an 11-for-10 stock split, effected in the form of a 10% stock dividend, which was distributed June 5, 2002 to shareholders of record on May 22, 2002. On May 1, 2003, the Company’s Board of Directors declared a 21-for-20 stock split, effected in the form of a 5% stock dividend, which was distributed June 12, 2003 to shareholders of record on May 23, 2003. On February 27, 2004, the Company’s Board of Directors declared a 21-for-20 stock split, to be effected in the form of a 5% stock dividend, which was distributed April 8, 2004 to shareholders of record on March 15, 2004. All references to per share results and weighted average common and common equivalent shares outstanding have been adjusted to reflect the effects of these stock splits.
There were no adjustments required to be made to net income in the computation of diluted earnings per share. For the years ended December 31, 2004, 2003 and 2002, there were options of 464,000, 2,625, and 551,183, respectively, that were antidilutive since the exercise price exceeded the average market price of the Company’s common stock for the year. In addition, for the year ended December 31, 2002 there were warrants to purchase 1.3 million shares of common stock that were antidilutive since the exercise price exceeded the average market price of the Company’s common stock for the year. These options and warrants have been omitted from the calculation of diluted earnings per share for those years.

Recent Accounting Pronouncements
On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (“IRLC”), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133. Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on the consolidated financial statements.
In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.
In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP is not expected to have a material impact on the Company’s financial position or results of operations.
In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. For the Company, the provisions of this Statement are effective for the first interim reporting period that begins after June 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending September 30, 2005. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2004, 2003, and 2002 would have decreased by approximately $1.4 million, $203,000, and $210,000, respectively. Accordingly, the adoption of SFAS No. 123(R) is expected to have a material effect on our consolidated financial statements.

Reclassifications
Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform to the 2004 presentation. The reclassifications had no effect on net income or stockholders’ equity as previously reported.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE C — INVESTMENT SECURITIES
The following is a summary of the securities portfolio by major classification:

	December 31, 2004

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(Amounts in thousands)
Securities available-for-sale:
U.S. government securities and obligations of U.S. government agencies	$43,709	$6	$471	$43,244
Corporate debt/equity securities	2,613	49	1	2,661
Mortgage-backed securities	40,408	146	86	40,468
Municipal securities	6,239	17	21	6,235

	$92,969	$218	$579	$92,608

	December 31, 2003

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

		(Amounts in thousands)
Securities available-for-sale:
U.S. government securities and obligations of U.S. government agencies	$24,678	$147	$50	$24,775
Corporate debt securities	2,083	75	—	2,158
Mortgage-backed securities	16,725	160	45	16,840

	$43,486	$382	$95	$43,773

The following tables show investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003. The current year unrealized losses on investment securities are a result of volatility in the market during 2004 and relate to seventeen U.S. government securities and obligations of U.S. government agencies, one corporate debt security, nine municipal securities and five mortgage-backed securities. All unrealized losses on investment securities are considered by management to be temporary given the credit ratings on these investment securities and the short duration of the unrealized loss.

	2004

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$42,729	$471	$—	$—	$42,729	$471
Corporate	536	1	—	—	536	1
Mortgage-backed securities	18,254	83	359	3	18,613	86
Municipal securities	2,494	21	—	—	2,494	21

Total temporarily impaired securities	$64,013	$576	$359	$3	$64,372	$579

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE C — INVESTMENT SECURITIES (Continued)

	2003

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$10,976	$50	$—	$—	$10,976	$50
Mortgage-backed securities	1,802	38	674	7	2,476	45

Total temporarily impaired securities	$12,778	$88	$674	$7	$13,452	$95

Proceeds from maturities, sales and calls of investment securities during the years ended December 31, 2004, 2003 and 2002 were $33.2 million, $32.1 million and $32.5 million, respectively. From those transactions, the Company realized gross gains of $171,000, $246,000 and $266,000 and gross losses of $12,000, $2,000 and $0 in 2004, 2003 and 2002, respectively.
The amortized cost and fair values of securities available-for-sale at December 31, 2004 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

	(Dollars in thousands)
Due within one year	$513	$513
Due after one year through five years	41,859	41,504
Due after five years through ten years	8,643	8,596
Due after ten years	41,954	41,995

	$92,969	$92,608

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.
Securities with an amortized cost of $37.7 million and a fair value of $37.6 million were pledged to secure FHLB advances and public monies on deposit as required by law at December 31, 2004.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE D — LOANS
A summary of the balances of loans follows:

	December 31,

	2004	2003

	(Dollars in thousands)
Commercial	$69,075	$52,554
Real estate — construction	131,431	55,970
Real estate — commercial mortgage	90,197	68,094
Real estate — 1-4 family mortgage	51,768	32,191
Consumer	10,641	10,458
Home equity lines of credit	29,351	12,615

Subtotal	382,462	231,882
Less: Allowance for loan losses	(4,163)	(2,759)
Unamortized net deferred fees	(506)	(142)

Net loans	$377,793	$228,981

Loans are primarily made in Northeastern North Carolina and the Tidewater area of Southeastern Virginia. Real estate loans can be affected by the condition of the local real estate market. Commercial and industrial loans and loans to individuals can be affected by the local economic conditions. Impaired loans at December 31, 2004 and 2003 consisted of loans of approximately $490,000 and $1,210,000, respectively, that were more than 90 days delinquent and on which the accrual of interest had ceased. The average recorded investment in impaired loans was approximately $840,000, $1,295,000 and $1,021,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Interest income that would have been recorded on impaired loans totaled $138,000, $40,000 and $100,000 for the years ended December 31, 2004, 2003 and 2002. The allowance for loan losses allocated to these impaired loans was $74,000 and $194,000, respectively.
The Company grants loans to directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their related interests are submitted to the Board of Directors for approval.
A summary of related party loan transactions is as follows (in thousands):

2004

Balance at beginning of year	$17,497
Additions	5,030
Loans of newly elected directors	1,931
Loan repayments	(10,041)

Balance at end of year	$14,417

At December 31, 2004, commitments to extend credit to directors, executive officers and their related interests consisted of unused lines of credit totaling $5.3 million.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE D — LOANS (Continued)
An analysis of the allowance for loan losses follows:

	2004	2003	2002

	(Amounts in thousands)
Balance at beginning of year	$2,759	$1,721	$1,435

Provision charged to operations	1,425	1,200	480

Allowance for loan losses on loans purchased	—	52	—

Charge-offs	(174)	(215)	(194)
Recoveries	153	1	—

Net charge-offs	(21)	(214)	(194)

Balance at end of year	$4,163	$2,759	$1,721

NOTE E — PREMISES AND EQUIPMENT
Following is a summary of premises and equipment at December 31, 2004 and 2003:

	2004	2003

	(Amounts in thousands)
Land	$2,443	$1,921
Furniture and equipment	5,172	3,783
Vehicles	412	301
Buildings and improvements	11,350	7,505
Construction in progress	2,010	63
Accumulated depreciation	(2,492)	(1,606)

Total	$18,895	$11,967

Depreciation and amortization amounting to $970,000, $779,000 and $357,000 for the years ended December 31, 2004, 2003 and 2002, respectively, is included in occupancy and equipment expense.
The Company leases, under separate agreements, land on which the permanent headquarters and adjacent parking lot are located. The Company also leases land on which its Chesapeake, Virginia branch is located, as well as, its operations facility and branch facilities in Cape Charles, Williamsburg and Virginia Beach, Virginia and Edenton, Elizabeth City and Nags Head, North Carolina. These leases expire at various dates through January 31, 2034. Future rentals under these leases are as follows (in thousands):

2005	$750
2006	687
2007	563
2008	550
2009	551
Thereafter	6,522

$9,623

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE E — PREMISES AND EQUIPMENT (Continued)
Rental expense amounted to $655,000, $423,000 and $256,000 during the years ended December 31, 2004, 2003 and 2002, respectively.
Certain leases contain options to extend for up to three consecutive five-year terms. The Company has an option to purchase the land on which its permanent headquarters are affixed at the end of the twenty-year lease term for a cost of $300,000.
NOTE F — DEPOSITS
The weighted average cost of time deposits was 2.69%, 2.47% and 3.17% at December 31, 2004, 2003 and 2002, respectively.
Time deposits in denominations of $100,000 or more were $56.6 million and $35.8 million at December 31, 2004 and 2003, respectively. Interest expense on such deposits aggregated $3.4 million in 2004 and $2.2 million in 2003. At December 31, 2004, the scheduled maturities of time deposits are as follows (in thousands):

	$100,000	Under
	and Over	$100,000	Total

2005	$27,922	$70,780	$98,702
2006	18,393	35,095	53,488
2007	8,576	16,626	25,202
2008	1,218	4,918	6,136
2009	—	1,884	1,884

Total	$56,109	$129,303	$185,412

NOTE G — BORROWINGS
A summary of the balances of borrowings follows:

	December 31,

	2004	2003

	(Dollars in thousands)
Federal fund purchased	$10,861	$6,000
Federal Home Loan Bank	37,600	36,000
Trust preferred securities	—	8,000
Junior Subordinated Debentures	15,465	—

Total borrowings	$63,926	$50,000

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE G — BORROWINGS (Continued)
Advances from the Federal Home Loan Bank of Atlanta consisted of the following at December 31, 2004 and 2003:

	Interest
Maturity	Rate	2004	2003

January 2, 2004	1.15%	$—	$13,000,000
May 25, 2004	1.46	—	5,000,000
February 4, 2005	2.14	5,000,000	5,000,000
July 21, 2005	2.44	20,000,000	—
February 27, 2006	5.45	600,000	1,000,000
March 17, 2010	5.71	1,500,000	1,500,000
November 10, 2010	5.43	5,000,000	5,000,000
January 24, 2012	3.88	5,500,000	5,500,000

		$37,600,000	$36,000,000

Pursuant to collateral agreements with the Federal Home Loan Bank, at December 31, 2004 advances are secured by investment securities available for sale with a fair value of $19.2 million and by loans with a carrying amount of $49.8 million, which approximates market value. The Company has a maximum borrowing availability from FHLB equal to 25% of total assets.
The Company may purchase federal funds through three unsecured federal funds lines of credit aggregating $28.9 million. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and term of advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate (2.45% at December 31, 2004). The Company had $10.9 million and $6.0 million outstanding on these lines of credit as of December 31, 2004 and 2003, respectively. The maximum amounts outstanding under these lines of credit at any month-end during 2004, 2003 and 2002 were $10.9 million, $12.2 million and $4.2 million, respectively. The average amounts outstanding under these lines of credit were $4.7 million for 2004 and $4.1 million for 2003.
In August of 2003, $8.0 million of trust preferred securities were placed through Gateway Capital Statutory Trust I (the “Trust”). The Trust issuer has invested the total proceeds from the sale of the Trust Preferred in Junior Subordinated Deferrable Interest Debentures (the “Junior Subordinated Debentures”) issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly, equal to LIBOR plus 3.10%. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are deductible for income tax purposes. The trust preferred securities are redeemable on or after September 17, 2008, in whole or in part. Redemption is mandatory at September 17, 2033. The Company has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company.
In June of 2004, $7.0 million of trust preferred securities were placed through Gateway Capital Statutory Trust II (the “Trust”). The Trust issuer has invested the total proceeds from the sale of the Trust Preferred Securities in Junior Subordinated Deferrable Interest Debentures (the “Junior Subordinated Debentures”) issued by the Company. The trust preferred securities pay cumulative cash distributions quarterly at an annual rate, reset quarterly, equal to the 3 month LIBOR plus 2.65%. The dividends paid to holders of the trust preferred securities, which are recorded as interest expense, are

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE G — BORROWINGS (Continued)
deductible for income tax purposes. The trust preferred securities are redeemable on or after June 17, 2009, in whole or in part. Redemption is mandatory at June 17, 2034. The Company has fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company.
The trust preferred securities presently qualify as Tier 1 regulatory capital and are reported in Federal Reserve regulatory reports as a minority interest in a consolidated subsidiary. The junior subordinated debentures do not qualify as Tier 1 regulatory capital. On March 1, 2005, the Board of Governors of the Federal Reserve issued a final rule stating that trust preferred securities will continue to be included in Tier 1 capital, subject to stricter quantitative and qualitative standards. For Bank Holding Companies, trust preferred securities will continue to be included in Tier 1 capital up to 25% of core capital elements (including trust preferred securities) net of goodwill less any associate deferred tax liability.
On December 31, 2004, the Company applied the provisions of FIN 46R to two wholly-owned subsidiary trusts that issued trust preferred securities to third party investors. The application of FIN 46R resulted in the deconsolidation of the wholly-owned trusts. The assets and liabilities of the subsidiary trusts that were deconsolidated totaled $15.5 million and $15.0 million, respectively.
NOTE H — INCOME TAXES
The significant components of the provision for income taxes for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002

	(In thousands)
Current tax provision:
Federal	$837	$341	$—
State	181	79	—

	1,018	420	—

Deferred tax provision:
Federal	(65)	(43)	192
State	(16)	(9)	41

	(81)	(52)	233

Provision for income tax expense before adjustment to deferred tax asset valuation allowance	937	368	233
Decrease in valuation allowance	(227)	(368)	(233)

Net provision for income taxes	$710	$—	$—

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE H — INCOME TAXES (Continued)
The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2004	2003	2002

	(In thousands)
Tax computed at the statutory federal rate	$925	$408	$213
Increase (decrease) resulting from:
State income taxes, net of federal benefit	109	46	20
Adjustment to deferred tax asset valuation allowance	(227)	(368)	(233)
Non-taxable interest income	(17)	—	—
Non-taxable income from bank owned life insurance	(137)	(50)	—
Other permanent differences	57	(36)	—

Provision for income taxes	$710	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2004 and 2003 are as follows:

	2004	2003

	(In thousands)
Deferred tax assets relating to:
Allowance for loan losses	$1,512	$963
Net operating loss carryforwards	—	33
Equity investment basis difference	122	125
Unrealized gains on securities available for sale	139	—
Other	22	33

Total deferred tax assets	1,795	1,154
Less valuation allowance	—	(227)

Net deferred tax assets	1,795	927

Deferred tax liabilities relating to:
Depreciation	(488)	(276)
Deferred loan costs	(240)	(173)
Amortization of intangible assets	(125)	(58)
Prepaid expenses	(75)	—
Unrealized losses on securities available for sale	—	(110)

Total deferred tax liabilities	(928)	(617)

Net recorded deferred tax assets	$867	$310

It is management’s opinion that realization of the net deferred tax asset is more than not based on the Company’s history of taxable income and estimates of future taxable income.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE I — COMMON STOCK WARRANTS
In connection with the sale of common stock in a secondary stock offering in 2002, the Company issued 1,110,973 warrants for the purchase of the Company’s common stock. Each warrant enables the holder to purchase 1.213 shares of common stock at $9.15 per share at any time until June 30, 2004. During the year ended December 31, 2003, 10,098 warrants were exercised for 11,662 shares of common stock generating proceeds totaling approximately $112,000. During the year ended December 31, 2004, 1,088,885 warrants were exercised for 1,320,817 shares of common stock generating proceeds totaling approximately $12,111,000. No warrants remain outstanding at December 31, 2004.
NOTE J — OTHER NON-INTEREST EXPENSE
The major components of other non-interest expense for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(Dollars in thousands)
Professional services	$643	$433	$409
Postage, printing and office supplies	847	666	451
Advertising and promotion	478	213	138
Amortization of intangibles	130	59	49
Other	1,227	1,049	749

Total	$3,325	$2,420	$1,796

NOTE K —	REGULATORY MATTERS
The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2004, that the Company meets all capital adequacy requirements to which it is subject. At December 31, 2004, the Company’s total risk-based capital, Tier I risk-based capital, and leverage ratios were 17.40%, 16.41% and 13.89%, respectively.
As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

NOTE K —	REGULATORY MATTERS (Continued)
are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios are also presented in the table below:

					Minimum to be
					Well Capitalized
			Minimum for		under Prompt
			Capital Adequacy		Corrective Action
	Actual		Purposes		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
As of December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$63,295	15.14%	$33,443	8.00%	$41,803	10.00%
Tier I Capital (to Risk-Weighted Assets)	59,132	14.15	16,722	4.00	25,082	6.00
Tier I Capital (to Average Assets)	59,132	11.94	19,806	4.00	24,757	5.00
As of December 31, 2003:
Total Capital (to Risk-Weighted Assets)	$28,934	11.53%	$20,078	8.00%	$25,098	10.00%
Tier I Capital (to Risk-Weighted Assets)	26,175	10.43	10,039	4.00	15,059	6.00
Tier I Capital (to Average Assets)	26,175	8.38	12,501	4.00	15,626	5.00
The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Bank to fall to an amount which is less than the minimum required by the FDIC and the North Carolina Office of the Commissioner of Banks.

NOTE L —	OFF-BALANCE SHEET RISK
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.
A summary of the contract amount of the Company’s exposure to off-balance sheet risk as of December 31, 2004 is as follows (in thousands):

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$55,574
Undisbursed lines of credit	67,614
Standby letters of credit	461

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

NOTE M —	DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS
Financial instruments include cash and due from banks, interest-earning deposits with banks, investments, loans, stock in the Federal Reserve Bank and the Federal Home Loan Bank of Atlanta, deposit accounts and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks and Interest-Earning Deposits With Banks
The carrying amounts for cash and due from banks and interest-earning deposits with banks approximate fair value because of the short maturities of those instruments.

Investment Securities
Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans
For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest
The carrying amounts of accrued interest approximate fair value.

Stock in Federal Reserve Bank and Federal Home Loan Bank of Atlanta
The fair value for FRB and FHLB stock approximates carrying value, based on the redemption provisions of the Federal Reserve Bank and Federal Home Loan Bank.

Bank Owned Life Insurance
The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

NOTE M —	DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Deposits
The fair value of demand, savings, money market and NOW account deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated based on discounting expected cash flows using the rates currently offered for instruments of similar remaining maturities.

Borrowings
The fair values are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements.

Financial Instruments with Off-Balance Sheet Risk
With regard to financial instruments with off-balance sheet risk discussed in Note L, it is not practicable to estimate the fair value of future financing commitments.
The carrying amounts and estimated fair values of the Company’s financial instruments, none of which are held for trading purposes, are as follows at December 31, 2004 and 2003:

	2004		2003

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

	(In thousands)
Financial assets:
Cash and due from banks	$9,028	$9,028	$7,676	$7,676
Interest-earning deposits with banks	1,245	1,245	5,152	5,152
Investment securities	92,608	92,608	43,773	43,773
Accrued interest receivable	2,697	2,697	1,301	1,301
Federal Reserve Bank stock	722	722	722	722
Federal Home Loan Bank stock	2,321	2,321	2,050	2,050
Loans	377,793	381,303	228,981	227,810
Bank owned life insurance	16,507	16,507	7,106	7,106
Financial liabilities:
Deposits	406,259	408,594	238,452	236,481
Borrowings	63,926	64,653	50,000	50,399
Accrued interest payable	439	439	537	537
NOTE N — EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) Retirement Plan
The Company has a 401(k) retirement plan that contains provisions for specified matching contributions by the Bank. The Company funds contributions as they accrue. Total 401(k) expense was $240,000, $186,000, and $148,000 during the years ended December 31, 2004, 2003 and 2002, respectively.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE N — EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Stock Option Plans
During 1999 the Bank adopted, with shareholder approval, an Employee Stock Option Plan (the “Employee Plan”) and a Director Stock Option Plan (the “Director Plan”). During 2001 the Company increased the number of shares available under its option plans. On November 24, 2004, the Company increased, by 460,000, the number of options that are subject to shareholder approval at the 2005 shareholder meeting, and made certain grants of these options. All options granted prior to November 2004 to non-employee directors vest immediately at the time of grant, while other options from this pool vest over a four-year period with 20% vesting on the grant date and 20% vesting annually thereafter. Options granted from the pool of shares made available on November 24, 2004 to non-employee directors vest immediately at the time of the grant, while options from this pool granted to employees vest 50% in at the time of grant and 50% the following year. All unexercised options expire ten years after the date of grant. A summary of the Bank’s option plans as of and for the years ended December 31, 2004, 2003 and 2002 is as follows:

			Outstanding Options		Exercisable Options

		Shares		Weighted		Weighted
		Available		Average		Average
	Shares in	for Future	Number	Exercise	Number	Exercise
	Plans	Grants	Outstanding	Price	Outstanding	Price

At December 31, 2001	720,817	44,286	676,531	$7.92	445,315	$8.03
Options granted/vested	—	(26,571)	26,571	7.80	80,644	7.90
At December 31, 2002	720,817	17,715	703,102	7.91	525,959	8.01
Options granted/vested	—	(2,625)	2,625	11.70	79,055	7.92
Options forfeited	—	6,055	(6,055)	7.42	(2,426)	7.42

At December 31, 2003	720,817	21,145	699,672	7.93	602,588	8.00
Options authorized	460,000	460,000	—
Options granted/vested	—	(479,250)	479,250	15.83	423,291	14.83
Options exercised	(39,517)	—	(39,517)	7.98	(39,517)	7.98
Options forfeited	—	4,857	(4,857)	7.87	(4,857)	7.87

At December 31, 2004	1,141,300	6,752	1,134,548	$11.26	981,505	$10.95

Outstanding options include 1,134,548 options with exercise prices ranging from $7.01 to $15.95 per share, of which 981,505 are exercisable at December 31, 2004. The weighted average remaining life of total options outstanding and options exercisable as of December 31, 2004 is 7.6 years and 7.4 years, respectively. The weighted average fair value of options granted in 2004, 2003 and 2002 was $6.05, $3.73 and $3.02, respectively, and was determined as of the date of grant using the Black-Scholes option pricing model, assuming a dividend growth rate ranging from 0% to 5% for each period; expected volatility of 26.4%, 24.0% and 24.0%; risk-free interest rates ranging from 3.0% to 4.2%; and expected lives of 7 years for new grants during the years ended December 31, 2004, 2003 and 2002, respectively.

Employment Contracts
The Company has entered into employment agreements with its chief executive officer and six other officers to ensure a stable and competent management base. The agreements provide for a three-year term, but the agreements may be extended for an additional year at the end of the first year and annually thereafter. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE N — EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)
the Board of Directors, except for cause, without prejudicing the officers’ rights to receive certain vested rights, including compensation. In the event of a change in control of the Bank and in certain other events, as defined in the agreements, the Bank or any successor to the Company will be bound to the terms of the contracts.
NOTE O — ACQUISITIONS
During May 2004, Gateway Insurance Services, Inc., completed the acquisition of Whitehurst Insurance Agency, Inc., an independent insurance agency with offices located in Elizabeth City, Moyock and Edenton, North Carolina. This transaction was accounted for as a purchase. A summary, of the purchase price and the assets acquired is as follows.

(Amounts in Thousands)

Purchase price:
Portion paid in cash	$69
Issuance of common stock	503

Total purchase price	$572

Assets acquired:
Property and equipment	$123
Goodwill	337
Other intangibles	112

Total assets acquired	$572

During June 2004, Gateway Insurance Services, Inc., completed the acquisition of Insurance Express Premium Finance, an insurance premium finance agency located in Plymouth, North Carolina. This transaction was accounted for as a purchase. A summary, in thousands, of the purchase price and the assets acquired is as follows.

Purchase price:
Portion paid in cash	$71

Total purchase price	$71

Assets acquired:
Property and equipment	$10
Goodwill	31
Loans	30

Total assets acquired	$71

On October 15, 2004, the Bank completed its acquisition of three branch offices in a business combination transaction accounted for as a purchase. The branches were located in Emporia and Suffolk, Virginia and Elizabeth City, North Carolina. This acquisition was made to expand the Company’s market share in Southeastern Virginia and Northeastern North Carolina and because the branches acquired fit well within the Company’s strategic objectives.

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE O — ACQUISITIONS (Continued)
A summary of assets acquired, and liabilities assumed, is set forth below (in thousands):

Assets Acquired:
Cash and cash equivalents	$117,501
Loans	602
Premises and equipment	1,955
Core deposit intangibles	2,692
Goodwill	4,130

Total assets acquired	$126,880

Liabilities Assumed:
Deposits	$126,806
Other liabilities	74

Total liabilities assumed	$126,880

The goodwill resulting from these two acquisitions is expected to be tax deductible. The pro-forma impact of the acquisitions as though they had been made at the beginning of the periods presented is not considered material to the Company’s consolidated financial statements.
On August 15, 2003, the Bank completed its acquisition from another bank of a branch office in Elizabeth City, North Carolina, in a business combination transaction accounted for as a purchase. This acquisition was made to expand the Company’s market share in Elizabeth City and because the branch acquired fits well within the Company’s strategic objectives.
A summary of assets acquired, and liabilities assumed, is set forth below (in thousands):

Assets Acquired:
Cash and cash equivalents	$11,260
Loans	3,532
Allowance for loan losses	(52)
Premises and equipment	522
Core deposit intangibles	317
Goodwill	1,034
Other assets	10

$16,623

Liabilities Assumed:
Deposits	$16,541
Other liabilities	82

$16,623

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE P — PARENT COMPANY FINANCIAL DATA
Gateway Financial Holdings, Inc. became the holding company for Gateway Bank & Trust Co. effective October 1, 2001. Following are condensed financial statements of Gateway Financial Holdings, Inc. as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, presented in thousands.
Condensed Balance Sheets
December 31, 2004 and 2003

	2004	2003

Asset:
Cash on deposit in subsidiary	$8,952	$2,771
Investment in securities available for sale	513	—
Investment in subsidiaries	70,149	30,242
Other assets	203	220

Total assets	$79,817	$33,233

Liabilities:
Junior subordinated debentures	$15,465	$8,248
Other liabilities	34	14

Total liabilities	15,499	8,262

Stockholders’ equity:
Common stock	62,631	24,896
Retained earnings	1,908	(102)
Accumulated other comprehensive income	(221)	177

Total stockholders’ equity	64,318	24,971

Total liabilities and stockholders’ equity	$79,817	$33,233

Condensed Statements of Operations
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Equity in income of subsidiary	$2,584	$1,336	$627
Interest income	19	27	—
Interest expense	(541)	(143)	—
Other expense	(52)	(20)	—

	$2,010	$1,200	$627

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE P — PARENT COMPANY FINANCIAL DATA (Continued)
Condensed Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Operating activities:
Net income	$2,010	$1,200	$627
Equity in income of subsidiary	(2,584)	(1,336)	(627)
Amortization of debt issuance costs	52	20	—
(Increase) decrease in other assets	(35)	(240)	—
Increase in other liabilities	20	14	—

	(537)	(342)	—

Investing activities:
Purchases of available for sale securities	(513)	—	—
Investment in subsidiaries	(37,323)	(5,243)	—
Upstream dividend received from the Bank	105	—	—

	(37,731)	(5,243)	—

Financing activities:
Proceeds from junior subordinated debentures, net of debt issuance costs	7,217	8,248	—
Proceeds from the conversion of common stock warrants	12,111	112	—
Proceeds from stock offering	24,915	—	—
Proceeds from options exercise	311	—	—
Cash dividends paid	(95)	—	—
Cash paid in lieu of fractional shares on 5% stock dividend	(10)	(4)	—

	44,449	8,356	—

Net increase in cash	6,181	2,771	—
Cash, beginning of year	2,771	—	—

Cash, end of year	$8,952	$2,771	$—

NOTE Q — BUSINESS SEGMENT REPORTING
In addition to its banking operations, the Bank has two other reportable segments, Gateway Investment Services, Inc., whose principal activity is to engage in brokerage services as an agent for non-bank investment products and services, and Gateway Insurance Services, Inc., an independent insurance agency. The accounting policies of the segments are the same as those described in the summary of significant

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE Q — BUSINESS SEGMENT REPORTING (Continued)
accounting policies. Set forth below is certain financial information for each segment and in total (in thousands):

	At or For the Year Ended December 31, 2004

	Consolidated	Adjustments	Banking	Brokerage	Insurance

Total interest income	$19,632	$—	$19,609	$—	$23
Total interest expense	6,691	—	6,691	—	—

Net interest income	12,941	—	12,918	—	23
Provision for loan losses	1,425	—	1,425	—	—

Net interest income after provision for loan losses	11,516	—	11,493	—	23
Non-interest income	5,857	(562)	3,963	463	1,993
Non-interest expense	14,653	(161)	12,736	400	1,678

Income before income taxes	2,720	(401)	2,720	63	338
Provision for income taxes	710	—	710

Net income	$2,010	$(401)	$2,010	$63	$338

Period end total assets	$535,728	$(2,219)	$535,751	$286	$1,910

	At or For the Year Ended December 31, 2003

	Consolidated	Adjustments	Banking	Brokerage	Insurance

Total interest income	$13,486	$—	$13,486	$—	$—
Total interest expense	5,341	—	5,341	—	—

Net interest income	8,145	—	8,145	—	—
Provision for loan losses	1,200	—	1,200	—	—

Net interest income after provision for loan losses	6,945	—	6,945	—	—
Non-interest income	4,485	(215)	2,874	240	1,586
Non-interest expense	10,230	(106)	8,618	235	1,483

Income before income taxes	1,200	(109)	1,201	5	103
Provision for income taxes	—	—	—	—	—

Net income	$1,200	$(109)	$1,201	$5	$103

Period end total assets	$314,826	$(1,267)	$314,786	$103	$1,204

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
NOTE Q — BUSINESS SEGMENT REPORTING (Continued)

	At or For the Year Ended December 31, 2002

	Consolidated	Adjustments	Banking	Brokerage	Insurance

Total interest income	$10,311	$(2)	$10,313	$—	$—
Total interest expense	4,819	(2)	4,819	—	2

Net interest income	5,492	—	5,494	—	(2)
Provision for loan losses	480	—	480	—	—

Net interest income after provision for loan losses	5,012	—	5,014	—	(2)
Non-interest income	2,825	(111)	1,364	193	1,379
Non-interest expense	7,210	(115)	5,751	196	1,378

Income before income taxes	627	4	627	(3)	(1)
Provision for income taxes	—	—	—	—	—

Net income	$627	$4	$627	$(3)	$(1)

Period end total assets	$231,053	$(893)	$230,867	$33	$1,046

NOTE R — INTANGIBLE ASSETS
The following is a summary of intangible assets as of December 31, 2004, 2003 and 2002. The increase in goodwill for 2003 resulted from the branch acquisitions discussed in Note O.

	2004	2003	2002

	(In thousands)
Intangibles assets subject to future amortization:
Core deposit intangibles — gross	$3,497	$805	$488
Less accumulated amortization	(328)	(198)	(139)

Core deposit intangibles — net	$3,169	$607	$349

Intangible assets not subject to future amortization:
Goodwill — banking segment	$6,471	$2,341	$1,307
Goodwill — insurance segment	1,002	634	634

	$7,473	$2,975	$1,941

GATEWAY FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
The following table presents the estimated amortization expense (in thousands) for intangible assets for each of the five years ending December 31, 2009 and the estimated amount amortizable thereafter. These estimates are subject to change in future periods to the extent management determines it is necessary to make adjustments to the carrying value or estimated useful life of amortizing intangible assets.

2005	$379
2006	379
2007	379
2008	379
2009	379
Thereafter	1,274

$3,169

2,000,000 Shares
Common Stock

PROSPECTUS

Keefe, Bruyette & Woods
December 15, 2005